07023064

ОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

анты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
.: (3462) 42-61-33, 42-60-28, факс (3462) 42-64-94, 42-64-95

«21st» February 200 7 г.

`501 MAY -1 P 1:43`

`ICE OF INTERNATIONAL`
`CORPORATE FINANCE`

№ 13-07-121

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b))

Dear Sirs!

In connection with OJSC «Surgutneftegas» (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit Quarterly Report of OJSC «Surgutneftegas» for IV Quarter 2006.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed documents, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC «Surgutneftegas», ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 135 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities



QUARTERLY REPORT

Open Joint Stock Company "Surgutneftegas"
The issuer's code: 00155-A

for 4Q2006

The issuer's location: Russian Federation, Tyumenskaya Oblast, Surgut, ul. Kukuyevitskogo, 1

The information contained herein is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Director General	_____	V.L.Bogdanov
Date: February 12, 2007	(signature)	name
Chief Accountant	_____	M.N.Globa
Date: February 12, 2007	(signature)	name
	STAMP	

Contact person: **Anton I. MOLCHANOV, Securities Division Head**

Tel.: **+7 (495) 628-52-71**

Fax: **+7 (495) 628-52-71**

E-mail: **Molchanov_AI@surgutneftegas.ru**

The information presented herein is disclosed at the Web site: **www.surgutneftegas.ru**

Index

"The present quarterly report contains estimates and forecasts of the issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the issuer's main industry and the issuer's operating results, including the issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the issuer's management bodies, since for many reasons the issuer's future actual operating results may differ from the forecast results. Acquisition of the issuer's securities may entail risks described in the present quarterly report."

1. Summary on the persons on the   issuer's management bodies,
the issuer's bank accounts, auditor, appraiser and financial adviser,
and on other persons who signed the present quarterly report.

1.1   Persons on the issuer's management bodies.
The issuer's Board of Directors.

Chairman of the Board of Directors:
        Name: *Zakharchenko Nikolai Petrovich*
        Year of birth: *1934*

Members:
        Name: *Ananiev Sergei Alekseevich*
        Year of birth: *1959*

        Name: *Bogdanov Vladimir Leonidovich*
        Year of birth: *1951*

        Name: *Bulanov Alexander Nikolaevich*
        Year of birth: *1959*

        Name: *Gorbunov Igor Nikolaevich*
        Year of birth: *1967*

        Name: *Druchinin Vladislav Egorovich*
        Year of birth: *1943*

        Name: *Matveev Nikolai Ivanovich*
        Year of birth: *1942*

        Name: *Rezyapov Alexander Filippovich*
        Year of birth: *1952*

        Name: *Usmanov Ildus Shagalievich*
        Year of birth: *1954*

Individual executive body: *Director General*
        Name: *Bogdanov Vladimir Leonidovich*
        Year of birth: *1951*

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body.

Full corporate name of the banking institution: *Closed Joint Stock Company "Surgutneftegasbank"*
Abbreviated name of the banking institution: *CJSC "SNGB"*
Location: *Russian Federation, Khanty-Mansiysky Autonomous Okrug, the city of Surgut*
Taxpayer identification number of the banking institution: *8602190258*
Account number: *40702810000000100368*
Account type: *settlement*
Account number: *40702840300000100368*
Account type: *current*
Bank identification code (BIK): *047144709*
Correspondent account of the banking institution: *30101810600000000709*

Full corporate name of the banking institution: *Closed Joint Stock Company "International Moscow Bank"*
Abbreviated name of the banking institution: *International Moscow Bank (CJSC)*
Location: *119034, Russian Federation, Moscow, Prechistenskaya nab., 9*
Taxpayer identification number of the banking institution: *7710030411*
Account number: *40702810000010002908*
Account type: *settlement*
Account number: *40702840600010002909*
Account type: *current*
Bank identification code (BIK): *044525545*
Correspondent account of the banking institution: *30101810300000000545*

Full corporate name of the banking institution: *Joint Stock Commercial Bank "Bank of Moscow" (Open Joint Stock Company)*
Abbreviated name of the banking institution: *OJSC "Bank of Moscow"*
Location: *107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3*
Taxpayer identification number of the banking institution: *7702000406*
Account number: *40702810900170000324*
Account type: *settlement*
Bank identification code (BIK): *044525219*
Correspondent account of the banking institution: *30101810500000000219*

Full corporate name of the banking institution: *Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)*
Abbreviated name of the banking institution: *Savings Bank of RF*
Location: *117997, Russian Federation, Moscow, ul. Vavilova, 19*
Taxpayer identification number of the banking institution: *7707083893*
Account number: *40702840600020107240*
Account type: *current*
Bank identification code (BIK): *044525225*
Correspondent account of the banking institution: *30101810400000000225*

Full corporate name of the banking institution: *Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – West Siberian Bank*
Abbreviated name of the banking institution: *West Siberian Bank of Savings Bank of RF*
Location: *625023, Russian Federation, the city of Tyumen, ul. Rizhskaya, 61*
Taxpayer identification number of the banking institution: *7707083893*
Account number: *40702810467020103612*
Account type: *settlement*
Bank identification code (BIK): *047102651*
Correspondent account of the banking institution: *30101810800000000651*

Full corporate name of the banking institution: *Branch of Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company) – Surgut Branch №5940*
Abbreviated name of the banking institution: *Surgut Branch 5940 of OJSC Savings Bank of RF*
Location: *628416, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5*
Taxpayer identification number of the banking institution: *7707083893*
Account number: *40702810567170101451*
Account type: *settlement*
Bank identification code (BIK): *047102651*
Correspondent account of the banking institution: *30101810800000000651*

Full corporate name of the banking institution: *Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)*
Abbreviated name of the banking institution: *OJSC JSCB "ROSBANK"*
Location: *107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11*
Taxpayer identification number of the banking institution: *7730060164*
Account number: *40702840700000013054*
Account type: *current*
Bank identification code (BIK): *044525256*
Correspondent account of the banking institution: *30101810000000000256*

Full corporate name of the banking institution: *Joint Stock Bank of the Gas Industry "Gazprombank" (Closed Joint Stock Company)*
Abbreviated name of the banking institution: *JSB "Gazprombank" (CJSC)*
Location: *117418, Moscow, ul. Novocheremushkinskaya, 63*
Taxpayer identification number of the banking institution: *7744001497*
Account number: *40702840100000002623*
Account type: *current*
Bank identification code (BIK): *044525823*
Correspondent account of the banking institution: *30101810200000000823*

1.3. Data on the Issuer's auditor(s).

Full corporate name: *Limited Liability Company "Rosexpertiza"*
Abbreviated corporate name: *LLC "Rosexpertiza"*
Location: *107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11*
Tel.: *(495) 721 38 83* Fax: *(495) 721 38 94*
E-mail: *rosexp@online.ru*
Information on the Auditor's license:
Number: *E 000977*
Date of issue: *25.06.2002*
Date of expiry: *24.06.2007*
Body that issued the license: *Ministry of Finance of Russian Federation*

The Auditor's membership in panels, associations or other professional partnerships (organizations):
LLC "Rosexpertiza" is a member of the following professional non-governmental associations and organizations: the Union of Professional Audit Organizations (SPAO), the Institute of Professional Auditors (IPAR), the National Federation of Consultants and Auditors (NFKA), the Institute of Professional Accountants and Auditors (IPB) as well as the Association of Russian Banks (ARB) and the Financiers Guild.
LLC "Rosexpertiza" is actively engaged in improving Russian accounting and auditing methodology. Thus, LLC "Rosexpertiza (MRI)" in cooperation with PricewaterhouseCoopers participated in the TACIS project "Accounting Reform II, Russian Federation". Furthermore, LLC "Rosexpertiza" in consortium with KPMG and CNCC is implementing "Auditing Reform II, Russian Federation" project.
Since April 2004 LLC "Rosexpertiza" has been a member of the international association Moores Rowland International.

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosexpertiza" conducted the independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003- 2005.
Besides, LLC "Rosexpertiza" will carry out an independent audit of the Company's financial (accounting) reports for 2006.

The Auditor's independence from the issuer: *LLC "Rosexpertiza" is an independent auditor. The institutors of LLC "Rosexpertiza" are natural persons, citizens of the Russian Federation. There are no factors influencing the independence of LLC "Rosexpertiza" from the Company.*

Information on substantial interests between the Auditor (its officers) and the issuer (its officers):
- LLC "Rosexpertiza" and its officers are not shareholders of the Company;
- LLC "Rosexpertiza" and its officers have not borrowed any funds from the Company;

- LLC "Rosexpertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosexpertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosexpertiza", as well as none of the officers of LLC "Rosexpertiza" is at the same time an officer of the Company.

Auditor selection procedure: *The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.*

Procedure for determination of the size of the Auditor's remuneration:
LLC "Rosexpertiza" tenders its commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects and contains an estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports and estimation of traveling expenses, as well as includes a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosexpertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration to be paid to LLC "Rosexpertiza".

Information on deferred and overdue payments for services provided by the Auditor:
The Company has no delayed or overdue payments to be made to LLC "Rosexpertiza" for rendered services.

1.4. Data on the issuer's appraiser.

Name: *Open Joint Stock Company "Obyedinennye konsultanty "FDP"*
Abbreviated name: *OJSC "Obyedinennye konsultanty "FDP"*
Location: *129164, Moscow, prospekt Mira, 124, bldg. 15*
Tel.: *(495) 283 74 54*   Fax: *(495) 283 34 17*
E-mail: *Fdp@fdp.ru*

Information on the Appraiser's license:
Number: *No.000016*
Date of issue: *06.08.2001*
Date of expiry: *06.08.2007*
Body that issued the license: *Ministry of Property Relations of Russian Federation*

Information on appraising services: *OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on overall replacement cost of fixed assets.*

1.5. Data on the issuer's advisors.

The issuer did not employ any financial advisor.

1.6. Data on the other persons who signed the present quarterly report.
Name: **Globa Mikhail Nikolaevich**
Year of birth: **1950**
Primary employment: **OJSC "Surgutneftegas"**
Position: **Chief Accountant**
Tel.: **(3462) 42 69 39** *Fax:* **(3462) 42 58 09**

2. Major information on the issuer's financial and economic position.

2.1. The issuer's financial and economic performance indicators.

Not subject to presentation in the reporting quarter.

2.2. The issuer's market capitalization.
Market capitalization is found by taking the total number of shares of certain category (type) and multiplying it by the relevant share market price which is disclosed by a securities market trade institutor and is set in accordance with The Procedure for Price Calculation of Issue-Grade Securities and Investment Interests of Unit Investment Trusts which have been given a quotation to be realized by trade organizers. The Procedure was adopted by Russian FKTsB Regulation 03-52/nc dated December 24, 2003 (registered under No. 5480 by Russian Ministry of Justice in January 23, 2004).

Period: 2002
Market capitalization: **$12,597,329,217**

Period: 2003
Market capitalization: **$23,455,881,946**

Period: 2004
Market capitalization: **$29,498,323,590**

Period: 2005
Market capitalization: **$45,436,375,307**

Period: 2006
Market capitalization: **$60,116,886,009**

2.3. The issuer's liabilities.

2.3.1. Accounts payable.

Not subject to presentation in the reporting quarter.

2.3.2. The issuer's credit history.

From 2002 up to now, the Company has not concluded any credit agreements and/or loan agreements with the principal amounting to or exceeding 5 per cent of the Company's book value as of the last day of the reporting period preceding conclusion of the corresponding agreement.

2.3.3. The issuer's liabilities relating to backing provided to third parties.

The Company's liabilities relating to backing, including pledge or guarantee, provided to third parties in 4Q2006: *none*
Third parties' liabilities relating to backing, including pledge or guarantee, provided by the Company in 4Q2006: *none*

2.3.4. The issuer's other liabilities.

The Company has no such agreements (including forward transactions) not shown on its balance sheet, which may significantly impact financial position of the Company, its liquidity, sources of funds and terms of their use, performance results and expenses for 4Q2006.

2.4. Objectives of the issues and information on the use of funds raised through placement of issuing securities.

The Company did not place any securities in the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.
The Company's operating activities include exploration, development and operation of oil and gas fields, oil and gas transportation and processing, and products sales, and are a complex production process that involves a number of technological industry risks.
The Company's efforts to keep its stable oil and gas production level, maintain and upgrade fixed assets, and introduce new equipment and technologies in the upstream sector allow it to minimize the impact of technological industry risks on its production processes and financial performance.
Russian oil companies are most likely to be subject to world oil prices fluctuation risks, which result from the following:
- *the rate of economic development of the leading oil consuming countries;*
- *OPEC decisions on crude oil production and exports to global markets;*
- *political stability in the Middle East;*
- *changes in prospective reserves worldwide.*
Oil prices at the domestic market are subject to the following factors:
- *pace of oil export capacity expansion;*

- *economic situation and growth trends;*
- *inflation rate;*
- *world oil price fluctuations affecting profitability of crude oil and petroleum products exports.*

2.5.2. Country and region risks.

The Company's operations are located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central regions of the Russian Federation. The regions where the Company does its business are unlikely to face any major seismic hazard or high probability of natural disasters. Some areas of the Republic of Sakha (Yakutia) are subject to seasonal floods that cannot, however, have a considerable impact on the Company's operations.

The Company is committed to continuous improvement of the efficiency of its business aimed at long-term growth, social responsibility to its country, society and employees; besides, this country and those regions where the Company operates have been demonstrating sustainable development. Therefore, the Company does not have any grave country or regional risks.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns much of its income from export of its products to foreign markets. Since export contracts typically use the US dollar as the main currency for payments, any changes in the national currency/USD exchange rate may substantially influence the Company's financial performance. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to implement its strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for the level of returns on investment projects.

A substantial part of the Company's expenses depends on the general price level in Russia and, in particular, on the level of natural monopolies' services rates, and is subject to a rising inflation risk. The Company seeks to reduce risks of exposure of operation activities to inflation by taking into account estimated inflation rates when formulating financial plans and budgets.

2.5.4. Legal risks.

Changes in tax legislation, exchange control mechanisms, customs regulations and tariffs, licensing requirements for the Company's core activities or for rights to use objects limited in commerce (including natural resources) may affect the Company's operations.

2.5.5. Risks related to the issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in oil prices in both world and domestic markets, alterations of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

2.5.6. Bank risks.

The Company is not exposed to such risks as it is not a lending institution.

3. Detailed information on the issuer.

3.1. The issuer's history

3.1.1. Data on the issuer's corporate name:

The issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"
Information on the alterations in the issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Joint Stock Company of Open Type "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Data on the state registration of the issuer.

Date of state registration of the issuer: ***06.05.1993***

Number of the state registration certificate: ***12-4782***

Body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***

Date of registration in the United State Register of Legal Entities: ***18.09.2002***

Main state registration number: ***1028600584540***

Body that conducted the state registration: *Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug*

3.1.3. Data on the issuer's establishment and development.

The issuer's life period: *The Company was established on 06.05.1993 in accordance with and pursuant to Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995; a new edition of the Company's Charter approved, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.*

The period when the issuer ceases to exist: *indefinite.*

Corporate purpose: *the main corporate objective is profit earning.*

Other information: *no other information.*

3.1.4. Contacts.

Location: *Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1*
Location of the issuer's continuing executive body: *Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1*

Tel.: *(3462) 42 60 28*
Fax: *(3462) 42 64 94*

E-mail: *secretary@surgutneftegas.ru*
Web-site: *www.surgutneftegas.ru*

Shareholder and Investor Relations Company:
Name: *Limited Liability Company "Invest-Zashchita"*

Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut*
Tel.: *(3462) 46 46 50*
Fax: *(3462) 46 46 50*

E-mail: *invz@wsnet.ru*
Web-site: *no website*

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Information was not amended or altered in the reporting quarter.

3.2. The issuer's core economic activity.

3.2.1. Industry classification of the issuer.
OKVED codes: *11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.51; 52; 72; 22.22.*

3.2.2. The issuer's core economic activity.

Not subject to presentation in the reporting quarter.

3.2.3. The issuer's supplies, goods (raw materials) and suppliers.

Not subject to presentation in the reporting quarter.

3.2.4. Marketing outlets for the issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	4Q2006
- on the territory of Russia	*The Central Federal District* *The Northwest Federal District* *The Volga Federal District* *The Far East Federal District* *The Urals Federal District*
- export	*European countries* *CIS countries*

OIL PRODUCTS	4Q2006
- on the territory of Russia	*The Northwest Federal District* *The Central Federal District*
- export	*European countries*

Some of the factors that can adversely affect the Company's sales include changes in world oil prices, tax legislation and natural monopoly prices.
To minimize this impact, the Company, on a routinely basis, monitors prices in foreign and domestic oil and oil products markets and remaps its export routes choosing those with better prices.

3.2.5. The issuer's licenses.

Number: *KhMN No. 12666 NP*
Date of issue: *08.09.2004*
Date of expiry: *18.08.2009*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yugansky 17 exploration block*

Number: *KhMN 11141 NP*
Date of issue: *11.04.2002*
Date of expiry: *01.04.2007*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuzhno-Lyaminsky exploration block*

Number: *KhMN 11418 NP*
Date of issue: *04.02.2003*
Date of expiry: *31.01.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuzhno-Galyanovsky exploration block*

Number: *KhMN 11735 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 24 exploration block*

Number: *KhMN 11734 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 25 exploration block*

Number: *KhMN 11738 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 1 exploration block*

Number: *KhMN 11739 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 2 exploration block*

Number: *KhMN 11740 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Rogozhnikovsky 3 exploration block*

Number: *KhMN 11142 NP*
Date of issue: *11.04.2002*
Date of expiry: *01.04.2007*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Novo-Nadymsky exploration block (southern part)*

Number: *SLKh 11359 NP*
Date of issue: *27.12.2002*
Date of expiry: *31.12.2007*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Verkhne-Semyegansky exploration block*

Number: *KhMN 11417 NP*
Date of issue: *04.02.2003*
Date of expiry: *31.01.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lungorsky exploration block*

Number: *KhMN 11743 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuilsky 11 exploration block*

Number: *KhMN 11744 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Yuilsky 12 exploration block*

Number: *KhMN 11741 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 8 exploration block*

Number: *KhMN 11742 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 9 exploration block*

Number: *KhMN 11737 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 10 exploration block*

Number: *KhMN 11733 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 11 exploration block*

Number: *KhMN 11736 NP*
Date of issue: *23.09.2003*
Date of expiry: *15.09.2008*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 12 exploration block*

Number: *KhMN 12169 NP*
Date of issue: *03.02.2004*
Date of expiry: *30.01.2009*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Surgutsky 1 exploration block*

Number: *KhMN 12170 NP*
Date of issue: *03.02.2004*
Date of expiry: *30.01.2009*
Issuing authority: *Khanty-Mansiysk Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Surgutsky 2 exploration block*

Number: *YaKU No. 11882 NP*
Date of issue: *10.11.2003*
Date of expiry: *31.10.2008*
Issuing authority: *Yakutia Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Khoronokhsky exploration block*

Number: *YaKU No. 11883 NP*
Date of issue: *10.11.2003*
Date of expiry: *31.10.2008*
Issuing authority: *Yakutia Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Kedrovy exploration block*

Number: *YaKU No. 11884 NP*
Date of issue: *10.11.2003*
Date of expiry: *31.10.2008*
Issuing authority: *Yakutia Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Peleduisky exploration block*

Number: *NRM No. 12358 NP*
Date of issue: *21.05.2004*
Date of expiry: *05.03.2009*
Issuing authority: *Nenetsky Geology and Mineral Resources Use Committee*
Range of activity: *geological examination, including prospecting works and fields appraisal, within Sarutayusky exploration block*

Number: *NRM No. 12359 NP*
Date of issue: *21.05.2004*
Date of expiry: *05.03.2009*
Issuing authority: *Nenetsky Geology and Mineral Resources Use Committee*

Range of activity: *geological examination, including prospecting works and fields appraisal, within Korobkovsky exploration block*

Number: **NRM No. 12360 NP**
Date of issue: **21.05.2004**
Date of expiry: **05.03.2009**
Issuing authority: **Nenetsky Geology and Mineral Resources Use Committee**
Range of activity: *geological examination, including prospecting works and fields appraisal, within Syamayusky exploration block*

Number: **KhMN 13492 NP**
Date of issue: **27.02.2006**
Date of expiry: **20.02.2011**
Issuing authority: **Khanty-Mansiysk Geology and Mineral Resources Use Committee**
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 1 exploration block*

Number: **KhMN 13493 NP**
Date of issue: **27.02.2006**
Date of expiry: **20.02.2011**
Issuing authority: **Khanty-Mansiysk Geology and Mineral Resources Use Committee**
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 2 exploration block*

Number: **KhMN 13494 NP**
Date of issue: **27.02.2006**
Date of expiry: **20.02.2011**
Issuing authority: **Khanty-Mansiysk Geology and Mineral Resources Use Committee**
Range of activity: *geological examination, including prospecting works and fields appraisal, within Lyaminsky 23 exploration block*

Number: **KhMN 00380 VE**
Date of issue: **07.10.1996**
Date of expiry: **06.10.2016**
Issuing authority: **Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug**
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area*

Number: **KhMN 00379 VE**
Date of issue: **07.10.1996**
Date of expiry: **06.10.2016**
Issuing authority: **Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug**

Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area*

Number: *KhMN 01465 VE*
Date of issue: *05.12.2000*
Date of expiry: *04.12.2020*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yelovy licensed area*

Number: *KhMN 00381 VE*
Date of issue: *07.10.1996*
Date of expiry: *06.10.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 01736 VE*
Date of issue: *17.07.2003*
Date of expiry: *07.10.2006*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut*

Number: *KhMN 00397 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 01784 VE*
Date of issue: *18.03.2004*
Date of expiry: *06.10.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area*

Number: *KhMN 00121 VE*
Date of issue: *12.02.1998*
Date of expiry: *12.02.2008*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District*

Number: *KhMN 00403 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area*

Number: *KhMN 00400 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area*

Number: *KhMN 00401 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area*

Number: *KhMN 00402 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area*

Number: *KhMN 01731 VE*
Date of issue: *23.06.2003*
Date of expiry: *22.06.2023*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area*

Number: *KhMN 01959 VE*
Date of issue: *05.04.2006*
Date of expiry: *04.04.2026*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Rogozhnikovsky licensed area*

Number: *KhMN 01969 VE*
Date of issue: *28.04.2006*
Date of expiry: *27.04.2026*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Oktyabrsky licensed area*

Number: *KhMN 01783 VE*
Date of issue: *18.03.2004*
Date of expiry: *06.10.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area*

Number: *KhMN 01786 VE*
Date of issue: *22.03.2004*
Date of expiry: *06.10.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area*

Number: *KhMN 00398 VE*
Date of issue: *14.11.1996*
Date of expiry: *06.10.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area*

Number: *KhMN 00785 VE*
Date of issue: *24.04.1998*
Date of expiry: *23.04.2018*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area*

Number: *KhMN 00786 VE*
Date of issue: *24.04.1998*
Date of expiry: *23.04.2018*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop*

Number: *KhMN 00787 VE*
Date of issue: *24.04.1998*
Date of expiry: *23.04.2018*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area*

Number: *KhMN 01896 VE*
Date of issue: *12.01.2000*
Date of expiry: *11.10.2024*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply at Severo-Seliyarovsky licensed area*

Number: *KhMN 00396 VE*
Date of issue: *14.11.1996*
Date of expiry: *13.11.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area*

Number: *KhMN 01633 VE*
Date of issue: *18.07.2002*
Date of expiry: *17.07.2022*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area*

Number: *KhMN 01634 VE*
Date of issue: *18.07.2002*
Date of expiry: *17.07.2022*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area*

Number: *KhMN 01776 VE*
Date of issue: *29.12.2003*
Date of expiry: *28.12.2018*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area*

Number: *KhMN 00988 VE*
Date of issue: *06.05.1999*
Date of expiry: *05.05.2019*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas*

Number: *KhMN 01968 VE*
Date of issue: *28.04.2006*
Date of expiry: *27.04.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *fresh subterranean water production for domestic, drinking, and industrial water supply within Rodnikovy licensed area*

Number: *KhMN 01088 VE*
Date of issue: *27.09.1999*
Date of expiry: *27.09.2019*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area*

Number: *KhMN 01080 VE*
Date of issue: *02.09.1999*
Date of expiry: *02.09.2019*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Tyansky licensed area*

Number: *KhMN 01078 VE*
Date of issue: *02.09.1999*
Date of expiry: *02.09.2019*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Alekhinsky licensed area*

Number: *KhMN 01079 VE*
Date of issue: *02.09.1999*
Date of expiry: *02.09.2019*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Kamynsky licensed area*

Number: *KhMN 01600 VE*
Date of issue: *20.02.2002*
Date of expiry: *19.02.2022*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Bittemsky licensed area*

Number: *KhMN 01601 VE*
Date of issue: *20.02.2002*
Date of expiry: *19.02.2022*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Tromyegansky licensed area*

Number: *KhMN 01602 VE*
Date of issue: *20.02.2002*
Date of expiry: *19.02.2022*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Khorlorsky licensed area*

Number: *KhMN 01720 VE*
Date of issue: *11.04.2003*
Date of expiry: *10.04.2023*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *domestic, drinking and industrial water supply within Ulyanovsky licensed area*

Number: *KhMN 01721 VE*
Date of issue: *11.04.2003*
Date of expiry: *10.04.2023*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
 Range of activity: *domestic, drinking and industrial water supply within Zapadno-Chigorinsky licensed area*

Number: *KhMN 01898 VE*
Date of issue: *13.10.2005*
Date of expiry: *12.10.2015*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
 Range of activity: *domestic, drinking and industrial water supply within Yuk'yaunsky licensed area*

Number: *KhMN 01977 VE*
Date of issue: *10.07.2006*
Date of expiry: *09.07.2026*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
 Range of activity: *domestic, drinking and industrial water supply within V-Nadymsky (southern part) licensed area*

Number: *KhMN 02050 VE*
Date of issue: *06.12.2006*
Date of expiry: *05.12.2026*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
 Range of activity: *domestic, drinking and industrial water supply within Severo-Labatyugansky licensed area*

Number: *KhMN 02051 VE*
Date of issue: *07.12.2006*
Date of expiry: *06.12.2026*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
 Range of activity: *domestic, drinking and industrial water supply within Zapadno-Ai-Pimsky licensed area*

Number: *YaKU 02443 VE*
Date of issue: *28.11.2006*
Date of expiry: *01.07.2016*
Issuing authority: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Kedrovy licensed area*

Number: *YaKU 02444 VE*
Date of issue: *28.11.2006*
Date of expiry: *01.07.2016*
Issuing authority: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Khoronokhsky licensed area*

Number: *YaKU 02445 VE*
Date of issue: *28.11.2006*
Date of expiry: *01.07.2016*
Issuing authority: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Peleduisky licensed area*

Number: *YaKU 02494 VE*
Date of issue: *28.11.2006*
Date of expiry: *01.07.2016*
Issuing authority: *Territorial Subsoil Use Agency for the Republic of Sakha (Yakutia)*
Range of activity: *domestic, drinking and industrial water supply within Vitim village licensed area*

Number: *KhMN 00302 TRIO*
Date of issue: *06.08.2004*
Date of expiry: *06.08.2009*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Ob' river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00238 BRDIO*
Date of issue: *17.01.2006*
Date of expiry: *31.12.2008*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00237 BRDIO*
Date of issue: *17.01.2006*
Date of expiry: *31.12.2008*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"*

Number: *KhMN 00156 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00155 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00158 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00159 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00160 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00153 TBDBK*
Date of issue: *18.06.2002*
Date of expiry: *10.06.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00161 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00162 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00172 TBDBK*
Date of issue: *29.10.2002*
Date of expiry: *27.10.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00157 TBDBK*
Date of issue: *24.07.2002*
Date of expiry: *23.07.2012*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00373 BRTBK*
Date of issue: *18.04.2006*
Date of expiry: *18.04.2016*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KhMN 00256 BRTBV*
Date of issue: *29.05.2006*
Date of expiry: *31.12.2010*
Issuing authority: *Territorial Subsoil Use Agency for Khanty-Mansiysky Autonomous Okrug*
Range of activity: *Operation of submerged crossings*

Number: *KRD 00942 VE*
Date of issue: *25.12.1996*
Date of expiry: *31.12.2016*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply (Tenginka village)*

Number: *KRD 00943 VE*
Date of issue: *25.12.1996*
Date of expiry: *31.12.2016*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply (Tyumensky village)*

Number: *KRD 37875 BMVZKh*
Date of issue: *19.03.2004*
Date of expiry: *01.04.2009*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply (the Kazachka river)*

Number: *KRD 41698 BMVZKh*
Date of issue: *01.04.2005*
Date of expiry: *01.03.2010*

Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply*

Number: *KRD 28615 BMKBK*
Date of issue: *06.12.2004*
Date of expiry: *01.01.2008*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply*

Number: *KRD 28616 BMKBK*
Date of issue: *06.12.2004*
Date of expiry: *01.01.2008*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply*

Number: *KRD 28617 BMKBK*
Date of issue: *06.12.2004*
Date of expiry: *01.01.2008*
Issuing authority: *Kuban Basin Water Authority*
Range of activity: *water intake for domestic supply*

Number: *22217*
Date of issue: *22.05.2002*
Date of expiry: *22.05.2007*
Issuing authority: *Ministry of Communications of RF*
Range of activity: *local and intra-area telephone communication services*

Number: *77.99.18.001.L.000359.02.05*
Date of issue: *22.02.2005*
Date of expiry: *22.02.2010*
Issuing authority: *Federal Service on Protection of Consumers and Welfare*
Range of activity: *activities relating to use of agents of infection*

Number: *4/78/04*
Date of issue: *30.06.2004*
Date of expiry: *30.06.2009*
Issuing authority: *Department of Healthcare of Krasnodarsky Krai*
Range of activity: *pharmaceutical business*

Number: *TYuKh 182440*
Date of issue: *15.01.2002*
Date of expiry: *15.01.2007*
Issuing authority: *State Licensing Administration of Department of Urban Development Policy of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *designing of structures and buildings*

Number: *90*
Date of issue: *11.02.2002*
Date of expiry: *11.02.2007*

Issuing authority: *Education and Science Department of Administration of Surgut*
Range of activity: *educational activity on implementation of pre-school and primary education programs*

Number: *173*
Date of issue: *15.07.2002*
Date of expiry: *26.05.2007*
Issuing authority: *Education and Science Department of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *educational activities (Polytechnic Education Centre)*

Number: *228*
Date of issue: *02.08.2002*
Date of expiry: *01.08.2007*
Issuing authority: *Education and Science Department of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *educational activities (PU "SurgutASUneft")*

Number: *3094*
Date of issue: *28.06.2005*
Date of expiry: *17.07.2008*
Issuing authority: *Licensing Chamber of Khanty-Mansiysky Autonomous Okrug - Yugra*
Range of activity: *retail sales of alcoholic beverages*

Number: *256*
Date of issue: *26.06.2006*
Date of expiry: *26.06.2011*
Issuing authority: *Division of Federal Tax Service of Russia for Khanty-Mansiysky Autonomous Okrug - Yugra*
Range of activity: *purchase, storage and supply of alcoholic beverages*

Number: *TYuG-00248k*
Date of issue: *02.10.2002*
Date of expiry: *02.10.2007*
Issuing authority: *Tyumen Territorial Inspection of Gosgeonadzor of RF*
Range of activity: *mapping activity*

Number: *TYuG-00247g*
Date of issue: *02.10.2002*
Date of expiry: *02.10.2007*
Issuing authority: *Tyumen Territorial Inspection of Gosgeonadzor of RF*
Range of activity: *surveying activity*

Number: *00-EKh-001261 (Kh)*
Date of issue: *04.06.2003*
Date of expiry: *04.06.2008*

Issuing authority: *Gosgortekhnadzor (State Municipal Technical Supervision) of RF*
Range of activity: *operation of chemically hazardous production facilities*

Number: *00-DE-001485 (DKN)*
Date of issue: *23.07.2003*
Date of expiry: *23.07.2008*
Issuing authority: *Gosgortekhnadzor (State Municipal Technical Supervision) of RF*
Range of activity: *examination of industrial safety*

Number: *00-EV-001550 (KMSKh)*
Date of issue: *01.08.2003*
Date of expiry: *01.08.2008*
Issuing authority: *Gosgortekhnadzor (State Municipal Technical Supervision) of Russia*
Range of activity: *operation of explosion-dangerous production facilities*

Number: *3/00074*
Date of issue: *18.09.2003*
Date of expiry: *18.09.2008*
Issuing authority: *Main Department of State Fire Protection Service of Ministry of Emergencies of RF*
Range of activity: *operation of fire hazardous production facilities*

Number: *2/04487*
Date of issue: *18.09.2003*
Date of expiry: *18.09.2008*
Issuing authority: *Main Department of State Fire Protection Service of Ministry of Emergencies of RF*
Range of activity: *mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations*

Number: *PRD 01539*
Date of issue: *30.09.2003*
Date of expiry: *29.09.2008*
Issuing authority: *Ministry of Railways of Russia*
Range of activity: *loading-unloading operations at railway transport*

Number: *199*
Date of issue: *14.11.2003*
Date of expiry: *14.11.2008*
Issuing authority: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *medical activities*

Number: *27719*
Date of issue: *05.09.2003*
Date of expiry: *05.09.2008*

Issuing authority: *Ministry of Communications of RF*
Range of activity: *lease of communication channels*

Number: *217*
Date of issue: *09.12.2003*
Date of expiry: *09.12.2008*
Issuing authority: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *medical activities*

Number: *ASS-86-086427*
Date of issue: *08.07.2002*
Date of expiry: *07.07.2007*
Issuing authority: *Khanty-Mansiysky Okrug Branch of Russia Transport Inspection*
Range of activity: *Transportation of passengers by motor vehicles equipped to transport more than 8 persons*

Number: *227*
Date of issue: *26.12.2003*
Date of expiry: *26.12.2008*
Issuing authority: *Medical Activity Licensing Commission of the Department of Healthcare of Khanty-Mansiysky Autonomous Okrug*
Range of activity: *medical activities*

Number: *GS-5-86-02-27-0-8602060555-001673-1*
Date of issue: *09.03.2004*
Date of expiry: *09.03.2009*
Issuing authority: *State Construction Committee of RF*
Range of activity: *construction of structures and buildings of I and II criticality rating*

Number: *GS-5-86-02-28-0-8602060555-002348-1*
Date of issue: *18.10.2004*
Date of expiry: *18.10.2009*
Issuing authority: *Federal Agency for Building and Housing Complex*
Range of activity: *engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard*

Number: *GS-5-86-02-26-0-8602060555-002347-1*
Date of issue: *04.10.2004*
Date of expiry: *04.10.2009*
Issuing authority: *Federal Agency for Building and Housing Complex*
Range of activity: *designing of structures and buildings of I and II criticality rating in accordance with the state standard*

Number: *000066-R*
Date of issue: *18.11.2004*
Date of expiry: *18.11.2009*

Issuing authority: *Federal Agency for Technical Regulation and Metrology*
Range of activity: *repair of measurement instrumentation*

Number: *UO-03-209-1030*
Date of issue: *20.12.2004*
Date of expiry: *31.12.2009*
Issuing authority: *Federal Service on Ecological, Technological and Nuclear Inspection*
Range of activity: *use, transportation and storage of articles containing radioactive substances*

Number: *86-01-000005*
Date of issue: *02.09.2004*
Date of expiry: *02.09.2009*
Issuing authority: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *medical activities*

Number: *KRD 41698 BMKZKh*
Date of issue: *01.04.2005*
Date of expiry: *01.03.2010*
Issuing authority: *Kuban Basin Authority of Federal Water Resources Agency*
Range of activity: *use of water (surface water objects)*

Number: *86-01-000005*
Date of issue: *11.08.2005*
Date of expiry: *11.08.2010*
Issuing authority: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *medical activities*

Number: *86-01-000005*
Date of issue: *09.02.2006*
Date of expiry: *09.02.2011*
Issuing authority: *Federal Service on Healthcare and Social Development Inspection*
Range of activity: *medical activities*

Number: *KhV-00-006488 (V)*
Date of issue: *30.05.2006*
Date of expiry: *30.05.2011*
Issuing authority: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *storage of industrial explosives (loading, discharging, receipt test, packaging, inventory, storage and storage testing of industrial explosives)*

Number: *PV-00-000407 (V)*
Date of issue: *30.05.2006*
Date of expiry: *30.05.2011*
Issuing authority: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *use of industrial explosives (seismic shooting operations, perforating-explosive operations, oil/gas/water/other well shooting operations)*

Number: *DE-00-006846 (K)*
Date of issue: *20.11.2006*
Date of expiry: *20.11.2011*
Issuing authority: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *examination of industrial safety*

Number: *PM-00-006864 (O)*
Date of issue: *30.11.2006*
Date of expiry: *30.11.2011*
Issuing authority: *Rostekhnadzor (Federal Environmental, Industrial and Nuclear Supervision Service of Russia)*
Range of activity: *underground survey*

Number: *86*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/1*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Surgutneft" of*
OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret

Number: *86/2*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Fedorovskneft" of*
OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret

Number: *86/3*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/4*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Body that issued the license: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/5*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/6*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/7*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/8*
Date of issue: *24.06. 2003*
Date of expiry: *24.06.2008*

Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

Number: *86/9*
Date of issue: *24.06.2003*
Date of expiry: *24.06.2008*
Issuing authority: *Regional Division of Federal Security Service of RF for Tyumenskaya Oblast*
Range of activity: *execution by Research Institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information classified as a state secret*

3.2.6. The issuer's joint activity

In 4Q2006, the Company did not sign any cooperation agreements.

3.2.7. Additional requirements to be met by issuers being joint stock investment pools, insurance organizations, lending institutions, or mortgage agents
The Company is neither a joint stock investment pool, nor an insurance organization, a lending institution or a mortgage agent.

3.2.8. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction

a) Mineral resources
License ID: *KhMN 00814 NE*
Date of issue: *04.06.1998*
Date of expiry: *31.12.2039*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01237 NE*
Date of issue: *22.05.2000*
Date of expiry: *21.05.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01236 NE*
Date of issue: *22.05.2000*
Date of expiry: *21.05.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01233 NE*
Date of issue: *22.05.2000*
Date of expiry: *21.05.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *TYuM 11997 NR*
Date of issue: *11.12.2003*
Date of expiry: *24.11.2028*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *TYuM 11998 NR*
Date of issue: *11.12.2003*
Date of expiry: *24.11.2028*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00440 NE*
Date of issue: *05.03.1997*
Date of expiry: *04.03.2022*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00439 NE*
Date of issue: *05.03.1997*
Date of expiry: *04.03.2022*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00433 NE*
Date of issue: *27.12.1993*
Date of expiry: *31.12.2057*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00811 NE*
Date of issue: *04.06.1998*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00813 NE*
Date of issue: *04.06.1998*
Date of expiry: *03.06.2023*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN No. 01087 NE*
Date of issue: *27.09.1999*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01524 NR*
Date of issue: *18.04.2001*
Date of expiry: *17.04.2026*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00422 NE*
Date of issue: *24.10.1995*
Date of expiry: *23.10.2045*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01235 NE*
Date of issue: *22.05.2000*
Date of expiry: *21.05.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01525 NR*
Date of issue: *18.04.2001*
Date of expiry: *17.04.2051*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01234 NE*
Date of issue: *22.05.2000*
Date of expiry: *21.05.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00420 NE*
Date of issue: *24.10.1995*
Date of expiry: *23.10.2020*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00421 NE*
Date of issue: *24.10.1995*
Date of expiry: *31.12.2051*

Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00684 NR*
Date of issue: *03.12.1997*
Date of expiry: *31.12.2040*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00683 NR*
Date of issue: *03.12.1997*
Date of expiry: *02.12.2047*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *SLKh 00422 NE*

Date of issue: *17.12.1997*
Date of expiry: *16.12.2047*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00812 NE*
Date of issue: *04.06.1998*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13143 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13144 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13145 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13146 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13147 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Nefteyugansky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*
License ID: *KhMN 13148 NR*
Date of issue: *18.05.2005*
Date of expiry: *16.05.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Nefteyugansky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *YaKU 13230 NE*
Date of issue: *06.07.2005*
Date of expiry: *15.07.2025*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *TYuM 13380 NR*
Date of issue: *25.11.2005*
Date of expiry: *01.11.2030*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *TOM 00967 NR*
Date of issue: *25.04.2006*
Date of expiry: *20.04.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Tomskaya Oblast, Kargasoksky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *NOV 01736 NR*
Date of issue: *06.06.2006*
Date of expiry: *27.05.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Novosibirskaya Oblast, Kishtovsky Severny District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *OMS 13659 NR*
Date of issue: *03.07.2006*
Date of expiry: *25.06.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Omskaya Oblast, Tarsky and Tevrizsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *OMS 00542 NR*
Date of issue: *17.08.2006*
Date of expiry: *01.08.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Omskaya Oblast, Tarsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *IRK 13630 NR*
Date of issue: *07.06.2006*
Date of expiry: *01.06.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Irkutskaya Oblast, Katangsky District*

Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *IRK 13631 NR*
Date of issue: *07.06.2006*
Date of expiry: *01.06.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Irkutskaya Oblast, Katangsky and Ust-Kutsky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *IRK 02347 NR*
Date of issue: *24.10.2006*
Date of expiry: *01.12.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Irkutskaya Oblast, Kirensky and Mamsko-Chuisky Districts*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *DUD 13837 NR*
Date of issue: *17.11.2006*
Date of expiry: *24.11.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Krasnoyarsky Krai, Taimyrsky Municipal District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *TYuM 01159 NR*
Date of issue: *22.11.2006*
Date of expiry: *22.11.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Tyumenskaya Oblast, Uvatsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *YaKU 13844 NR*
Date of issue: *23.11.2006*
Date of expiry: *02.12.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Republic of Sakha (Yakutia), Mirninsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *SLKh 13884 NR*
Date of issue: *21.12.2006*
Date of expiry: *25.12.2031*
Basis for license issuance: *according to Item 5, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Yamalo-Nenetsky Autonomous Okrug, Krasnoselkupsky District*
Type of license: *geological examination (prospecting, exploration) and mineral resources production*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 11293 NE*
Date of issue: *05.09.2002*
Date of expiry: *01.06.2047*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN No. 11878 NE*
Date of issue: *03.11.2003*
Date of expiry: *22.10.2023*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12326 NE*
Date of issue: *23.04.2004*
Date of expiry: *01.03.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12325 NE*

Date of issue: *23.04.2004*

Date of expiry: *01.03.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12681 NE*

Date of issue: *16.09.2004*

Date of expiry: *27.08.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*

Type of license: *exploration and production of oil and gas*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12682 NE*

Date of issue: *16.09.2004*

Date of expiry: *27.08.2024*

Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12679 NE*
Date of issue: *16.09.2004*
Date of expiry: *27.08.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 12680 NE*
Date of issue: *16.09.2004*
Date of expiry: *27.08.2024*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13411 NE*
Date of issue: *15.12.2005*
Date of expiry: *20.12.2070*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 13455 NE*
Date of issue: *25.01.2006*
Date of expiry: *01.02.2068*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *YaKU 13890 NE*
Date of issue: *25.12.2006*
Date of expiry: *01.01.2032*
Basis for license issuance: *according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Republic of Sakha (Yakutia), Lensky and Katangsky Districts*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 11355 NE*
Date of issue: *26.12.2002*
Date of expiry: *31.12.2037*
Basis for license issuance: *according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *YaKU No. 12061 NE*
Date of issue: *26.12.2003*
Date of expiry: *31.12.2045*
Basis for license issuance: *according to Paragraph 3, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Republic of Sakha (Yakutia), Lensky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00431 NE*
Date of issue: *13.07.1993*
Date of expiry: *31.12.2039*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00435 NE*
Date of issue: *13.07.1993*
Date of expiry: *31.12.2045*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00438 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2043*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00436 NE*
Date of issue: *15.07.1993*
Date of expiry: *31.12.2027*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00558 NE*
Date of issue: *15.07.1993*
Date of expiry: *31.12.2034*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00408 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2086*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00405 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2093*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00406 NE*
Date of issue: *15.07.1993*
Date of expiry: *31.12.2037*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00412 NE*
Date of issue: *05.07.1994*
Date of expiry: *31.12.2046*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00409 NE*
Date of issue: *13.07.1993*
Date of expiry: *31.12.2041*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00437 NE*
Date of issue: *20.07.1993*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00418 NE*
Date of issue: *15.07.1993*
Date of expiry: *31.12.2022*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00407 NE*
Date of issue: *29.09.1993*
Date of expiry: *31.12.2027*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00410 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2072*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00423 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2045*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00419 NE*
Date of issue: *13.07.1993*
Date of expiry: *31.12.2098*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00417 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2048*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00564 NE*
Date of issue: *29.09.1993*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00434 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2033*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00411 NE*
Date of issue: *13.07.1993*
Date of expiry: *31.12.2049*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: **Khanty-Mansiysky Autonomous Okrug, Surgutsky District**
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00432 NE*
Date of issue: *14.07.1993*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: **Khanty-Mansiysky Autonomous Okrug, Surgutsky District**
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00563 NE*
Date of issue: *18.02.1994*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: **Khanty-Mansiysky Autonomous Okrug, Surgutsky District**
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00560 NE*
Date of issue: *29.09.1993*
Date of expiry: *31.12.2055*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00562 NE*
Date of issue: *18.02.1994*
Date of expiry: *31.12.2034*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00559 NE*
Date of issue: *18.02.1994*
Date of expiry: *31.12.2073*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00561 NE*
Date of issue: *18.02.1994*
Date of expiry: *31.12.2049*
Basis for license issuance: *according to Item 1, Article 19 of "Statute on Procedure for Subsurface Use Licensing"*
Basis for license extension: *according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug, Surgutsky District*
Type of license: *exploration and production of oil and gas*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00850 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00598 ME*
Date of issue: *26.06.1997*
Date of expiry: *25.06.2017*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01529 VE*
Date of issue: *25.04.2001*
Date of expiry: *24.04.2021*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00843 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00840 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01642 VE*
Date of issue: *09.08.2002*
Date of expiry: *08.08.2027*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

Number: *YaKU 02368 VR*
Date of issue: *25.01.2006*
Date of expiry: *31.12.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Republic of Sakha (Yakutia)*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01778 VE*
Date of issue: *19.01.2004*
Date of expiry: *18.01.2024*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00858 VE*
Date of issue: *21.07.1998*
Date of expiry: *20.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00862 VE*
Date of issue: *27.07.1998*
Date of expiry: *26.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01042 VE*
Date of issue: *07.07.1999*
Date of expiry: *06.07.2024*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01612 VE*
Date of issue: *19.04.2002*
Date of expiry: *18.04.2027*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01804 VE*

Date of issue: *21.06.2004*

Date of expiry: *20.06.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01805 VE*

Date of issue: *21.06.2004*

Date of expiry: *20.06.2024*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01517 VE*

Date of issue: *04.04.2001*

Date of expiry: *03.04.2026*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00864 VE*
Date of issue: *27.07.1998*
Date of expiry: *26.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00851 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00849 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00847 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01807 VE*
Date of issue: *21.06.2004*
Date of expiry: *20.06.2024*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01862 VE*
Date of issue: *08.06.2005*
Date of expiry: *07.06.2020*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01677 VE*
Date of issue: *25.02.2003*
Date of expiry: *26.06.2014*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00848 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00845 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00863 VE*
Date of issue: *27.07.1998*
Date of expiry: *26.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00846 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00860 VE*
Date of issue: *23.07.1998*
Date of expiry: *22.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00861 VE*

Date of issue: *27.07.1998*

Date of expiry: *26.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00857 VE*

Date of issue: *21.07.1998*

Date of expiry: *20.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*

Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*

Extent to which license obligations are fulfilled: *obligations are being fulfilled*

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00855 VE*

Date of issue: *21.07.1998*

Date of expiry: *20.07.2023*

Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*

Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00841 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01614 VE*
Date of issue: *25.04.2002*
Date of expiry: *24.04.2027*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00844 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 00839 VE*
Date of issue: *07.07.1998*
Date of expiry: *06.07.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01215 VE*
Date of issue: *21.04.2000*
Date of expiry: *20.04.2025*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01772 VE*
Date of issue: *19.12.2003*
Date of expiry: *18.12.2023*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*

Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01806 VE*
Date of issue: *21.06.2004*
Date of expiry: *20.06.2024*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

License ID: *KhMN 01949 VE*
Date of issue: *19.01.2006*
Date of expiry: *18.01.2031*
Basis for license issuance: *according to Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Basis for license extension: *according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992*
Description of subsurface area: *Khanty-Mansiysky Autonomous Okrug*
Type of license: *production of Cenomanian subsurface water for technological purposes*
Payments under license terms and conditions: *all kinds of payments are made in compliance with the law currently in force in the Russian Federation*
Extent to which license obligations are fulfilled: *obligations are being fulfilled*
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: *no such factors*

In the forth quarter of 2006, oil and associated petroleum gas production at the Company's fields under development amounted to 16.530 mn tons and 3.712 bcm, respectively.

b) Mineral resources processing
Processing of associated gas is performed by the Gas Processing Division of OJSC "Surgutneftegas". The sector of oil refining and petrochemistry is represented by "KINEF" Ltd. which is located in the city of Kirishi.

c) Products marketing

In accordance with Federal Law No. 147-FZ dated 17.08.1995 "On Natural Monopolies", a duly registered oil producer and an organization being a parent company of an oil producer are granted with the right of access to the system of Russian trunk pipelines and terminals in sea ports to transport oil out of the customs territory of the Russian Federation, proportionally to the volumes of produced oil pumped into the system of trunk pipelines with a 100% trunk pipeline transmission capacity (subject to feasibility).

3.2.9. Additional requirements for issuers, whose primary activity is rendering communications services.

Communication services are not the Company's core business.

3.3. Plans for the issuer's future activity.

In 2007, the Company will keep carrying on its prospecting works at the existing licensed blocks, analysis and preparatory works for the acquisition of new reserves in promising oil and gas bearing regions of the Russian Federation.

On the refining side, the Company will continue upgrading its production facilities, increasing production efficiency, equipment reliability, and ecological security. In line with its cost cutting program, the Company plans to enhance equipment performance, which will translate into fuel, steam and energy savings.

The Company will continue upgrading its gas processing segment.

3.4. The issuer's participation in industrial, banking, and financial groups, holdings, groups of companies and associations.

Organization's full name: *Association "Information and Cooperation Council for Fuel and Energy Complex"*
The issuer's role (position) and functions in the organization: *Member of the Association*
The period of the issuer's participation in the organization: *Unlimited*

3.5. The issuer's subsidiaries and dependent business companies.

1. Full name: *Limited Liability Company "Novgorodnefteprodukt"*
Abbreviated name: *LLC "Novgorodnefteprodukt"*
Location: *Russian Federation, Veliky Novgorod*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*

Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Purchase, storage and sales of oil products*
The company's significance for the issuer's activity: *Marketing of the Company's oil products*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Serebrennikov Victor Georgievich*
Year of birth: *1953*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no share*

2. Full name: *Limited Liability Company "Surgutmebel"*
Abbreviated name: *LLC "Surgutmebel"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo*
Ground for acknowledging the company to be the issuer's subsidiary or a dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Timber construction materials*
The company's significance for the issuer's activity: *Manufacturing construction materials, components, and assemblies for the Company's needs*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Ivanov Nikolai Ivanovich*
Year of birth: *1952*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

3. Full name: *Limited Liability Company Marketing Association "Pskovnefteprodukt"*
Abbreviated name: *LLC "Pskovnefteprodukt"*

Location: **Russian Federation, Pskov**
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: **Majority interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business company: **100%**
Share of the subsidiary (dependent business company) in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: **no fraction**

The company's basic activities: **Purchase, storage and sales of oil products**
The company's significance for the issuer's activity: **Marketing of the Company's oil products**

Board of Directors: **Not formed in compliance with the constituent documents**

Individual executive body of the organization:
Name: **Maleshin Yury Vladimirovich**
Year of birth: **1959**
Share in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares: **no fraction**

4. Full name: **Limited Liability Company Marketing Association "Tvernefteprodukt"**
Abbreviated name: **LLC "MA "Tvernefteprodukt"**
Location: **Russian Federation, Tver**
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: **Majority interest in the charter capital**
The issuer's share in the charter capital of the subsidiary or dependent business company: **100%**
Share of the subsidiary (dependent business company) in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: **no fraction**

The company's basic activities: **Purchase, storage and sales of oil products**
The company's significance for the issuer's activity: **Marketing of the Company's oil products**

Board of Directors: **Not formed in compliance with the constituent documents**

Individual executive body of the organization:
Name: **Klinovsky Alexander Eduardovich**
Year of birth: **1968**
Share in the issuer's charter capital: **0.0015%**
Fraction of the issuer's ordinary shares: **0.0017%**

5. Full name: *Limited Liability Company "Investsibirstroy"*
Abbreviated name: *LLC "Investsibirstroy"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: **100%**
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Construction and maintenance of oil, gas and water trunk pipelines; housing and recreation facilities construction*
The company's significance for the issuer's activity: *Boosting the Company's construction potential*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Barankov Vladislav Georgievich*
Year of birth: *1953*
Share in the issuer's charter capital: *0.022%*
Fraction of the issuer's ordinary shares: *0.0261%*

6. Full name: *Limited Liability Company "Kaliningradnefteprodukt"*
Abbreviated name: *LLC "Kaliningradnefteprodukt"*
Location: *Russian Federation, Kaliningrad*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Purchase, storage and sales of oil products*
The company's significance for the issuer's activity: *Marketing of the Company's oil products*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: **Berdnikov Igor Vladimirovich**
Year of birth: **1962**
Share in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares: **no fraction**

7. Full name: **Limited Liability Company "Surgutneftegasburenie"**
Abbreviated name: **LLC "Surgutneftegasburenie"**
Location: **Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut**
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: **Majority interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business company: **100%**
Share of the subsidiary (dependent business company) in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: **no fraction**

The company's basic activities: **Construction of oil and gas production and injection wells**
The company's significance for the issuer's activity: **Boosting the Company's construction potential**

Board of Directors: **Not formed in compliance with the constituent documents**

Individual executive body of the organization:
Name: **Loginovskaya Lyudmila Aleksandrovna**
Year of birth: **1950**
Share in the issuer's charter capital: **0.0058%**
Fraction of the issuer's ordinary shares: **0.007%**

8. Full name: **Limited Liability Company "Oil Refining and Petrochemical Enterprises Design Institute"**
Abbreviated name: **LLC "LENGIPRONEFTEKHIM"**
Location: **RF, Saint Petersburg**
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: **Majority interest in the charter capital**

The issuer's share in the charter capital of the subsidiary or dependent business company: **100%**
Share of the subsidiary (dependent business company) in the issuer's charter capital: **no share**
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: **no fraction**

The company's basic activities: *structural engineering, including process design of structures and facilities for the fuel industry, primary production, and processing industry*

The company's significance for the issuer's activity: *Developing projects for the enterprises of OJSC "Surgutneftegas" group*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Fomin Alexander Stepanovich*
Year of birth: *1941*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

9. Full name: *Limited Liability Company "KIRISHIAVTOSERVIS"*
Abbreviated name: *LLC "KIRISHIAVTOSERVIS"*
Location: *Russian Federation, Saint Petersburg*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Purchase, storage and sales of oil products*
The company's significance for the issuer's activity: *Marketing of the Company's oil products*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Farbman Valeriy Evseevich*
Year of birth: *1945*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

10. Full name: *Limited Liability Company "Kondaneft"*
Abbreviated name: *LLC "Kondaneft"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug-Yugra, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*

Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Construction of oil and gas production and injection wells*
The company's significance for the issuer's activity: *Boosting the Company's construction potential*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Bykov Vitaly Veniaminovich*
Year of birth: *1974*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

11. Full name: *Closed Joint Stock Company "Media-Invest"*
Abbreviated name: *CJSC "Media-Invest"*
Location: *Russian Federation, Moscow*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *100%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Broadcasting, television and radio program production and broadcasting*
The company's significance for the issuer's activity: *Profit earning*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Loginovskaya Lyudmila Aleksandrovna*
Year of birth: *1950*
Share in the issuer's charter capital: *0.0058%*
Fraction of the issuer's ordinary shares: *0.007%*

12. Full name: *Open Joint Stock Company "Sovkhoz "Chervishevsky"*
Abbreviated name: *OJSC "Sovkhoz "Chervishevsky"*
Location: *Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*

Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *94.9996%*
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *94.9996%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork*
The company's significance for the issuer's activity: *Supplying the Company's workforce with agricultural products*

Chairman of the Board of Directors of the organization:
Name: *Tatarchuk Valery Grigorievich*
Year of Birth: *1953*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Members of the Board of Directors:
Name: *Anisimov Konstantin Gennadyevich*
Year of birth: *1966*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Sidorov Arkady Nikolaevich*
Year of birth: *1967*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Panasevich Vladimir Pavlovich*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0004%*
Fraction of the issuer's ordinary shares: *0.0002%*

Name: *Kurochkin Viktor Vasilyevich*
Year of birth: *1966*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Individual executive body of the organization:
Name: *Grigoryev Sergei Ivanovich*
Year of birth: *1956*

Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

13. Full name: *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"*
Abbreviated name: *LLC "Strakhovoye Obshchestvo "Surgutneftegas"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *99.97%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Providing various types of insurance*
The company's significance for the issuer's activity: *Insuring the Company's assets*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Uryupin Vyacheslav Alekseevich*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0012%*
Fraction of the issuer's ordinary shares: *no fraction*

14. Full name: *Limited Liability Company "Production Association "Kirishinefteorgsintez"*
Abbreviated name: *LLC "KINEF"*
Location: *Russian Federation, Leningradskaya Oblast, Kirishi*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *99.9904%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Oil stock refining, manufacturing and marketing of oil products (automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry)*

The company's significance for the issuer's activity: *Refining of oil supplied by the Company*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Somov Vadim Evseevich*
Year of birth: *1951*
Share in the issuer's charter capital: *0.0063%*
Fraction of the issuer's ordinary shares: *0.0075%*

15. Full name: *Limited Liability Company "Neft-Konsalting"*
Abbreviated name: *LLC "Neft-Konsalting"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *95%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *0.0049%*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *0.0030%*

The company's basic activities: *Brokerage; dealer activity; securities management; securities consulting*
The company's significance for the issuer's activity: *Developing the region's securities market infrastructure; profit earning*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Khasanov Ravil Rashitovich*
Year of birth: *1953*
Share in the issuer's charter capital: *0.0007%*
Fraction of the issuer's ordinary shares: *no fraction*

16. Full name: *Closed Joint Stock Company "Surgutneftegasbank"*
Abbreviated name: *CJSC "SNGB"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *94.1526%*
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *95.4371%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Banking*
The company's significance for the issuer's activity: *Settlement operations, cash payments and other banking activities for the enterprises of OJSC "Surgutneftegas" group*

Chairman of the Board of Directors of the organization:
Name: *Bogdanov Vladimir Leonidovich*
Year of birth: *1951*
Share in the issuer's charter capital: *0.3028%*
Fraction of the issuer's ordinary shares: *0.3673%*

Members of the Board of Directors:
Name: *Ashikhmin Vladimir Petrovich*
Year of birth: *1954*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Barankov Vladislav Georgievich*
Year of birth: *1953*
Share in the issuer's charter capital: *0.022%*
Fraction of the issuer's ordinary shares: *0.0261%*

Name: *Burtsev Gennady Alekseevich*
Year of birth: *1951*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Vazhenin Yury Ivanovich*
Year of birth: *1954*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Fedorov Sergei Anatolyevich*
Year of birth: *1956*
Share in the issuer's charter capital: *0.0005%*
Fraction of the issuer's ordinary shares: *0.0001%*

Name: *Uryupin Vyacheslav Alekseevich*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0012%*

Fraction of the issuer's ordinary shares: *no fraction*

Chairperson of the managing board of the organization:
Name: *Nepomnyashchikh Evgeniya Viktorovna*
Year of birth: *1946*
Share in the issuer's charter capital: *0.0025%*
Fraction of the issuer's ordinary shares: *0.0030%*

Members of the managing board of the organization:
Name: *Zinovyeva Galina Nikolaevna*
Year of birth: *1949*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Korol Andrei Vitalyevich*
Year of birth: *1973*
Share in the issuer's charter capital: *0.0003%*
Fraction of the issuer's ordinary shares: *0.0003%*

Name: *Moiseev Alexander Vasilyevich*
Year of birth: *1952*
Share in the issuer's charter capital: *0.0014%*
Fraction of the issuer's ordinary shares: *0.0014%*

Name: *Pastukhova Galina Afanasyevna*
Year of birth: *1946*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Pospelova Natalia Evgenyevna*
Year of birth: *1959*
Share in the issuer's charter capital: *0.0028%*
Fraction of the issuer's ordinary shares: *0.0033%*

17. Full name: *Limited Liability Company "Invest-Zashchita"*
Abbreviated name: *LLC "Invest-Zashchita"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *87.25%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *0.0912%*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Brokerage; dealer activity; securities management; securities consulting*
The company's significance for the issuer's activity: *Assistance in ensuring the rights of the Company's shareholders*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Eremenko Oleg Vladimirovich*
Year of birth: *1967*
Share in the issuer's charter capital: *0.0001%*
Fraction of the issuer's ordinary shares: *0.0000%*

18. Full name: *Open Joint Stock Company "Lennefteprodukt"*
Abbreviated name: *OJSC "Lennefteprodukt"*
Location: *Russian Federation, Saint Petersburg, Frunzensky District*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *87.19%*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *83.85 %*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Purchase, storage and sales of oil products*
The company's significance for the issuer's activity: *Marketing of the Company's oil products*

Chairman of the Board of Directors of the organization:
Name: *Nikiforov Vyacheslav Mikhailovich*
Year of birth: *1951*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Members of the Board of Directors:
Name: *Voronin Georgiy Sergeevich*
Year of birth: *1960*
Share in the issuer's charter capital: *0.0027 %*
Fraction of the issuer's ordinary shares: *0.0028 %*

Name: *Istomov Viktor Borisovich*
Year of birth: *1948*
Share in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares: *no fraction*

Name: *Sitkin Vladimir Nikolayevich*
Year of birth: *1961*
Share in the issuer's charter capital: *0.0004 %*
Fraction of the issuer's ordinary shares: *0.0001 %*

Name: *Bondarenko Sergey Afanasyevich*
Year of birth: *1968*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Lunkov Yuriy Dmitriyevich*
Year of birth: *1954*
Share in the issuer's charter capital: *0.0002 %*
Fraction of the issuer's ordinary shares: *no fraction*

Name: *Filatov Alexander Arkadyevich*
Year of birth: *1950*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

Individual executive body of the organization:
Name: *Filatov Alexander Arkadyevich*
Year of birth: *1950*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

19. Full name: *Limited Liability Company "Central Surgut Depositary"*
Abbreviated name: *LLC "Central Surgut Depositary"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
Ground for acknowledging the company to be the issuer's subsidiary or dependent business company: *Majority interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *63.233%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *0.0378%*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *0.0446%*

The company's basic activities: *Depositary activity*
The company's significance for the issuer's activity: *Developing the region's securities market infrastructure*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization:
Name: *Yusubov Ikram Ilias-ogly*
Year of birth: *1967*
Share in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares: *no fraction*

20. Full name: *Open Joint Stock Company "Surgutpolimer"*
Abbreviated name: *OJSC "Surgutpolimer"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ*
Ground for acknowledging the company to be the issuer's subsidiary or a dependent business company: *Interest in the charter capital*

The issuer's share in the charter capital of the subsidiary or dependent business company: *30%*
Fraction of the subsidiary or dependent business company's ordinary shares held by the issuer: *30%*
Share of the subsidiary (dependent business company) in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the subsidiary or dependent business company: *no fraction*

The company's basic activities: *Being dissolved*
The company's significance for the issuer's activity: *Being dissolved*

Board of Directors: *Not formed in compliance with the constituent documents*

Individual executive body of the organization: *Non existent. The profit-making organization is being dissolved*

3.6. Constitution, structure, and cost of the issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the issuer's fixed assets.

3.6.1. Fixed assets.
        Preliminary (replacement) cost of fixed assets and accrued depreciation
Not subject to presentation in the reporting quarter

Results of the latest reappraisal of fixed assets and long term rented fixed assets

RUR '000

No.	Name of fixed assets group	Full value prior to reappraisal	Residual (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Residual (net of depreciation) value after reappraisal
1	Land and objects of environmental management	*29,303*	*29,303*	*As of 01.01.2006*	*29,303*	*29,303*
2	Buildings	*46,575,536*	*31,863,744*		*49,104,584*	*33,727,380*

3	Structures	601,813,807	197,349,334		687,615,570	233,295,345
4	Machinery and equipment	150,982,586	47,432,372		173,599,071	57,492,381
5	Transport vehicles	20,609,661	6,637,049		22,473,825	7,853,773
6	Production and economic fittings	1,776,405	660,017		1,805,182	674,797
7	Perennial growing stock	15,842	15,842		18,832	18,821
8	Other types of fixed assets	80,463	49,082		156,243	95,334
	Total:	821,883,603	284,036,743		934,802,610	333,187,134

The method of reappraisal of fixed assets: *The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.*

Data on plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10% and more of the value of the Company's fixed assets, and other fixed assets: *As of the last day of the reporting quarter, there are no plans to purchase, replace, and dispose of fixed assets, the value of which constitutes 10% and more of the value of the Company's fixed assets.*

Data on all facts of encumbrance of the Company's fixed assets: *There are no encumbered fixed assets.*

4. Information on the issuer's financial and economic activities.

4.1. Results of the issuer's financial and economic activities.
4.1.1. Profit and loss

Not subject to presentation in the reporting quarter

4.1.2. Factors which caused a change in the issuer's proceeds from sale of goods, products, works and services as well as in the issuer's operating profit (loss).

Not subject to presentation in the reporting quarter

4.2. The issuer's liquidity position.

Not subject to presentation in the reporting quarter

4.3. Size, structure, and adequacy of the issuer's capital and current assets.
4.3.1. Size and structure of the issuer's capital and current assets.

Not subject to presentation in the reporting quarter

4.3.2. The issuer's financial investments.

4.3.3. The issuer's intangible assets.

Not subject to presentation in the reporting quarter

4.4. Data on the issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.
OJSC "Surgutneftegas" research and development (R&D) activity.
In 2006, the Company's R&D Institute "SurgutNIPIneft" carried out 74 research projects, while third-party contractors completed another 66 projects.

Introduction and testing of new equipment and technology. Import substitution program.
1. Introduction of new operating procedures, production methods and equipment
The 4Q2006 plan to master new operating procedures, production methods and equipment included 135 projects to introduce new equipment and technology. Later, 15 more projects were added, 13 projects were excluded. On the whole, OJSC "Surgutneftegas" spent 390,914.7 thousand rubles in the fourth quarter for introduction and testing of new equipment and technology.
2. New equipment and technology testing
In the fourth quarter of 2006, the Company completed testing of new machinery, equipment and technology under 28 projects included in the plan.
3. Import substitution program
In order to replace imported equipment, spare parts, and consumables with their domestic equivalents in the fourth quarter of 2006 there were 348 items manufactured, which translated into savings of RUR 110 mn.
The Company's rationalization and invention activities and acquisition of patents
In 2006, the Company executed and sent 56 applications to Rospatent's Federal Institute of Industrial Property, including 1 application for invention, 5 applications for utility models, 40 applications for computer programs, and 10 applications for databases. Together with the applications sent earlier, the Company obtained 68 documents of title (43 official registration certificates for computer programs, 15 certificates for databases, 7 patents for a utility model, 2 for inventions and 1 for utility models).
Currently, Rospatent is reviewing 18 applications, including 5 applications for inventions, 9 applications for official registration of computer programs, 2 applications for databases, and 2 application for a utility model.
Six documents of title have ceased to be effective including: 3 patents for inventions and 3 for utility models.

No	Description of intellectual property	Document of exclusive rights (patent, certificate)	Priority (commencement of document of title)	Period of validity of document of title
1	2	3	4	5
2	Mast for well geophysical study	Certif. (PM) №22499 dtd 10.04.2002	12.09.2001	By 12.09.2009
3	Drilling rig	Certif. (PM) №24231 dtd 27.07.2002	05.10.2001	By 05.10.2009
4	Water-oil unit	Certif. (PM) 26072 dtd 10.11.2002	16.10.2001	By 16.10.2009
6	Trademark of TsBPO EPU (service mark)	Certif. (TZ) №248903 dtd 16.06.2003	02.11.1999	By 02.11.2009
7	Method of selective tapping of producing zone	Patent (I) №2154726 dtd 20.08.2000	04.08.1998	By 04.08.2018
8	Drilling swivel	Certif. (PM) №12176 dtd 16.12.1999	21.05.1999	By 21.05.2007
9	Wellhead locking mechanism of geophysical tool	Certif. (PM) №25756 dtd 20.10.2002	04.04.2002	By 04.04.2007
10	Cable release adapter	Certif. (PM) №26074 dtd 10.11.2002	10.04.2002	By 10.04.2007
11	Horizontal well study tool	Certif. (PM) №26326 dtd 27.11.2002	08.05.2002	By 08.05.2007
12	Pumping rod repair kit	Certif. (PM) №25858 dtd 27.10.2002	04.04.2002	By 04.04.2007
13	Cluster drilling and well development unit	Certif. (PM) №25754 dtd 20.10.2002	04.10.2001	By 04.10.2009
14	Parker-preventer	Patent (PM) №34621 dtd 10.12.2003	05.02.2003	By 05.02.2008
15	Well filter	Patent (PM) №31398 dtd 10.08.2003	04.04.2003	By 04.04.2008
16	Oil producing well design	Patent (PM) №31399 dtd 10.08.2003	31.03.2003	By 31.03.2008
17	Pipe lifting unit	Certif. (PM) №29554 dtd 20.05.2003	05.09.2002	By 05.09.2007
18	Road design	Certif. (PM) №29936 dtd 10.06.2003	30.10.2002	By 30.10.2007
19	Drill mud without solid phase	Patent (I) №2208033 dtd 10.07.2003	23.02.2001	By 23.02.2021
20	Geophysical study tool for drill wells	Patent (PM) №30836 dtd 10.07.2003	19.12.2002	By 19.12.2007
21	Well stream stimulation method	Patent (I) №2209948 dtd 10.08.2003	20.11.2000	By 20.11.2020
22	Back valve for wellhead equipment	Patent (PM) №34200 dtd 27.11.2003	22.07.2003	By 22.07.2008
23	Drilling mud pump	Patent (PM) №35850 dtd 10.02.2004	30.07.2003	By 30.07.2008
24	Method of liquidation of behind-the-casing flow of gas and water in oil producing wells	Patent (I) №2212519 dtd 20.09.2003	24.07.2001	By 24.07.2021
25	Method of gas show isolation in oil wells at gas-oil fields	Patent (I) №2212532 dtd 20.09.2003	24.07.2001	By 24.07.2021

26	System of water injection into injection wells of formation with different porosity	Certif. (PM) №33602 dtd 27.10.2003	05.09.2002	By 05.09.2007
27	Method of geonavigation in horizontal wells	Patent (I) №2230343 dtd 10.06.2004	14.08.2001	By 14.08.2021
28	Flowing sample collector PMG	Patent (I) №2265123 dtd 27.11.2005	30.07.2003	By 30.07.2023
29	Method of maintaining formation pressure at oil fields	Patent (I) №2241116 dtd 27.11.2004	05.09.2002	By 05.09.2022
30	Method of determination of chloroorganics mass concentration in oil	Patent (I) №2243552 dtd 27.12.2004	10.09.2002	By 10.09.2022
31	SPM and forein objects protection device for cutoff valve (KOC) GUIBERSON during well operation	Patent (PM) №36998 dtd 10.04.2004	28.08.2003	By 28.08.2008
32	Method of determination of SPM mass concentration with scratch resistance over 5 in well production	Patent (I) №2273020 dtd 27.03.2006	10.12.2003	By 10.12.2023
33	Automobile crane- handling unit	Patent (PM) №38716 dtd 10.07.2004	10.12.2003	By 10.12.2008
34	Design of non-magnetic drill collar with 172 мм diameter (NUBT-172) after workover	Patent (PM) №40667 dtd 20.09.2004	08.01.2004	By 08.01.2009
35	Receiving platform of derrick	Patent (PM) №37760 dtd 10.05.2004	08.01.2004	By 08.01.2009
36	Device for holding centrifugal pump on liquid surface in tankage	Patent (PM) №37520 dtd 27.04.2004	05.11.2003	By 05.11.2008
37	Rig module transportation semi-trailer	Patent (PM) №36311 dtd 10.03.2004	06.10.2003	By 06.10.2008
38	Design of securing seating for derrick man evacuation device at cluster rig	Patent (PM) №36432 dtd 10.03.2004	06.10.2003	By 06.10.2008
39	Set of jacket and jump suit for oil-and-gas flow liquidators	Patent (PO) №53523 dtd 16.11.2003	20.02.2002	By 01.03.2012
40	Development method of complex oil deposit with thin oil margin	Patent (I) №2095552 dtd 10.11.1997	15.09.1995	By 15.09.2015
41	Biocation drilling mud	Patent (I) №2272824 dtd 27.03.2006	28.01.2004	By 28.01.2024
42	Hydrofrac unit	Patent (PM) №38829 dtd 10.07.2004	05.03.2004	By 05.03.2009
43	Horizontal well study tool	Patent (PM) №41081 dtd 10.10.2004	05.03.2004	By 05.03.2009
44	Equipment for bottom-hole treatment	Patent (PM) №40389 dtd 10.09.2004	12.04.2004	By 12.04.2009
45	Oil man outfit "Universal"	Patent (PO) №59443 dtd 16.07.2006	27.07.2004	By 27.07.2014
46	BOP suspended manifold of modular-assembly rigs	Patent (PM) №43585 dtd 27.01.2005	21.09.2004	By 21.09.2009
47	Multilateral well study tool	Patent (PM) №45776 dtd 27.05.2005	11.01.2005	By 11.01.2010
48	Method of determining filtration parameters at complex reservoirs and multilayer objects	Patent (I) №2290507 dtd 27.12.2006	11.01.2005	By 11.01.2025
49	Adjustment and calibration unit (D 167) for borehole equipment of acoustic SBL	Patent (PM) №49101 dtd 10.11.2005	23.03.2005	By 23.03.2010
50	Drilling mud without solid phase with better lubricity	Patent (I) №2290426 dtd 27.12.2006	25.04.2005	By 25.04.2010

51	Drill bits for drilling liner technological mountings with interchangeable cutters	Patent (PM) №49084 dtd 10.11.2005	01.06.2005	By 01.06.2010
52	Hydraulic device for press-fitting of cone into pumping unit crank arm	Patent (PM) №54551 dtd 10.07.2006	24.08.2005	By 24.08.2010
53	Unscrewing device for oil-well tubing coupling	Patent (PM) №51158 dtd 27.01.2006	24.08.2005	24.08.2010
54	TsNS -180 pump end seal	Patent (PM) №54127 dtd 10.06.2006	24.08.2005	24.08.2010
55	Cleaning unit for drill-rods	Patent (PM) №53594 dtd 27.05.2006	24.08.2005	24.08.2010
56	Design of oil well	Patent (PM) №54088 dtd 10.06.2006	01.12.2005	01.12.2010
57	Well cementing unit	Patent (PM) №57800 dtd 27.10.2006	21.04.2006	21.04.2011
58	Hydraulic parker for collar cementing	Patent (PM) №57797 dtd 27.10.2006	06.06.2006	06.06.2011
59	Injection well equipment	Patent (PM) №57811 dtd 27.10.2006	13.06.2006	13.06.2011

There are no risk factors related to termination of these documents of title.

4.5. Oil industry trend analysis.

OJSC "Surgutneftegas" is one of the leaders of the Russian oil industry. In 2006, the Company accounted for 14% of the total Russian oil production and 2.2% of the country's gas production. In 2006, the Company increased crude oil production by 2.7%.

Surgutneftegas also leads the Russian oil industry in terms of gas production. It accounts for over 25% of gas produced by Russian oil companies.

The Company's servicing divisions make a valuable contribution to its outstanding performance. The divisions engaged in scientific research and production employ advanced cost-effective technologies, which reduce production risks and enhance oil recovery. These field development technologies applied consistently enable the Company to increase meterage drilled, put onstream new producing wells, and decrease the number of idle wells.

In 2006, Surgutneftegas accounted for over 26% of the domestic development drilling and over 23% of the domestic exploratory drilling. The Company commissioned 935 wells.

In 2006, the Company's share in the Russian oil refining came to over 9.2%. The Company's refinery located in the city of Kirishi produces a wide range of petroleum products, most of which are exported. The trademark of the refinery, KINEF, is well known in more than 50 countries worldwide. The Company consistently increases its crude refining: in 2006, it grew by 9.2% and totaled 20.2 mn tons.

In the fourth quarter of 2006, the Company produced 16.530 mn tons of crude oil against the same period of the previous year. Gas production reached 3.712 bcm. Gas processing in the reporting quarter totaled 1,873.7 mn cub meters.

4.5.2. The Issuer's competitors

Oil production by major competitors, the largest Russian companies

Company	Country of incorporation	Oil production, thousand tons					Share in the Russian production, %				
		2002	2003	2004	2005	2006	2002	2003	2004	2005	2006
LUKOIL	Russia	75,474	78,870	84,103	87,814	90,417	19.9	18.7	18.3	18.7	18.8
YUKOS	Russia	69,387	80,747	85,679	24,516	21,533	18.3	19.2	18.7	5.2	4.5
SURGUTNEFTEGAS	Russia	49,208	54,025	59,620	63,859	65,552	13.0	12.8	13.0	13.6	13.6
TNK	Russia	37,501	42,961	49,490	54,042	72,421	9.9	10.2	10.8	11.5	15.1
SIBNEFT	Russia	26,327	31,394	33,985	33,040	32,669	6.9	7.5	7.4	7.0	6.8
ROSNEFT	Russia	16,112	19,568	21,600	74,418	81,659	4.2	4.6	4.7	15.8	17.0
SLAVNEFT	Russia	14,700	18,097	22,009	24,163	23,301	3.9	4.3	4.8	5.1	4.8
SIDANKO	Russia	16,263	18,618	20,775	21,305	0	4.3	4.4	4.5	4.5	0.0
BASHNEFT	Russia	12,015	12,046	12,032	11,934	11,727	3.2	2.9	2.6	2.5	2.4
TATNEFT	Russia	24,612	24,669	25,100	25,332	25,405	6.5	5.9	5.5	5.4	5.3
Oil majors, total		341,599	380,995	414,392	420,423	424,684	90.0	90.4	90.3	89.5	88.3
RUSSIAN PRODUCTION		379,628	421,347	458,808	469,986	480,481	100.0	100.0	100.0	100.0	100.0

Gas production by major competitors, the largest Russian companies

Company	Country of incorporation	Gas production, mn cub meters					Share in the Russian production, %				
		2002	2003	2004	2005	2006	2002	2003	2004	2005	2006
LUKOIL	Russia	4,276	4,699	5,015	5,795	14,111	0.7	0.8	0.8	0.9	2.2
YUKOS	Russia	2,392	3,448	3,426	1,970	1,894	0.4	0.6	0.5	0.3	0.3
SURGUTNEFTEGAS	Russia	13,304	13,883	14,325	14,361	14,622	2.2	2.2	2.3	2.2	2.2
TNK	Russia	3,640	4,974	5,859	6,451	8,653	0.6	0.8	0.9	1.0	1.3
SIBNEFT	Russia	1,402	1,986	1,955	1,993	2,053	0.2	0.3	0.3	0.3	0.3
ROSNEFT	Russia	6,460	7,018	9,377	13,045	13,562	1.1	1.1	1.5	2.0	2.1
SLAVNEFT	Russia	559	823	918	994	925	0.1	0.1	0.1	0.2	0.1
SIDANKO	Russia	1,130	1,844	2,146	2,279	0	0.2	0.3	0.3	0.4	0.0
BASHNEFT	Russia	366	369	361	363	332	0.1	0.1	0.1	0.1	0.1
TATNEFT	Russia	718	728	736	737	739	0.1	0.1	0.1	0.1	0.1
Oil majors, total		34,247	39,772	44,118	47,988	56,891	5.8	6.4	7.0	7.5	8.7
RUSSIAN PRODUCTION		595,373	620,325	633,954	641,015	656,234	100.0	100.0	100.0	100.0	100.0

Initial crude oil processing by major competitors, the largest Russian companies

Company	Country of incorporation	Initial processing, thousand tons					Share in the Russian processing, %				
		2002	2003	2004	2005	2006	2002	2003	2004	2005	2006
LUKOIL	Russia	33,941	34,271	35,503	37,244	39,495	18.4	18.1	18.2	18.0	18.0
YUKOS	Russia	30,924	30,949	31,862	32,515	34,297	16.7	16.3	16.3	15.7	15.6

SURGUTNEFTEGAS	Russia	14,812	15,296	15,487	18,497	20,199	8.0	8.1	7.9	8.9	9.2
TNK	Russia	15,519	15,749	16,114	18,884	21,958	8.4	8.3	8.3	9.1	10.0
SIBNEFT	Russia	13,264	13,832	14,308	14,500	16,275	7.2	7.3	7.3	7.0	7.4
ROSNEFT	Russia	8,404	9,638	9,448	10,639	10,979	4.5	5.1	4.8	5.1	5.0
SLAVNEFT	Russia	11,833	11,739	12,432	12,779	12,840	6.4	6.2	6.4	6.2	5.8
SIDANKO	Russia	4,636	4,642	5,515	5,704	---	2.5	2.4	2.8	2.7	--
TATNEFT	Russia	5,347	6,326	6,656	4,502	7,421	2.9	3.3	3.4	2.2	3.4
Oil majors, total		138,679	142,442	147,722	155,129	163,463	75.0	75.2	75.8	74.8	74.4
RUSSIA, TOTAL		184,961	189,478	194,959	207,434	219,575	100.0	100.0	100.0	100.0	100.0

Key competitive strengths of the Company.

The sound resource base

The Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth. The Company is also making its first steps in another oil region, Eastern Siberia, which will be determining the Company's development in the long term;

Availability of advanced equipment and technologies for oil production

Advanced equipment and technologies ensure economically feasible recovery of complex hydrocarbon reserves while keeping the costs competitively low and maintaining high oil recovery ratio at the Company's fields;

The Company's own servicing divisions

The Company's servicing divisions enable the Company to work efficiently in new regions and control capital and operating expenses in the production sector;

Advantageous location of the Company's refinery in the city of Kirishi, Leningradskaya Oblast

Close proximity to the sea ports boosts the efficiency of exports and makes it possible to expand the output of top quality products, which are in demand on the global market;

Availability of a complete production cycle to utilize and process associated petroleum gas and sell finished products

The Company's expertise in gas production and processing provides for cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;

Availability of substantial financial reserves

Substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement large-scale investment projects.

5. Detailed data on members of the issuer's management bodies, the issuer's agencies supervising its financial and business activities, and summary on its staff (employees).

5.1. Data on structure and terms of reference for the issuer's management bodies.

The general shareholders' meeting is the supreme management body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities except those, which the Company's Charter limits to the terms of reference for the general shareholders' meeting. The members of the Board of Directors in the number determined by a resolution of the Company's general shareholders' meeting are elected by the annual general shareholders' meeting in the order stipulated by the Company's Charter for a term lasting till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the terms of reference determined by the Company's Charter as well as in accordance with resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's management bodies are determined by the Company's Charter.

The terms of reference for the Company's general shareholders' (participants') meeting, as determined by its Charter (constituent documents).

The terms of reference for the general shareholders' meeting include the following issues (the resolutions on these issues are adopted if shareholders who own more than 50% of the Company's voting shares and take part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter):

1)   *to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;*

2)   *to decrease the charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem partly paid-in shares and through redemption of shares acquired or bought back by the Company;*

3)   *to approve the Company's annual reports and annual accounting statements, including profit and loss accounts (profit and loss statements) of the Company and its profit and loss distribution;*

4)   *to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). Such resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;*

5)   to elect members to the Company's Auditing Committee and to terminate their powers ahead of schedule, to approve the Company's Auditing Committee Provisions;

6)   to adopt resolutions to restructure the Company;

7)   to adopt resolutions to liquidate the Company, to appoint the liquidation commission and approve interim and final liquidation balance sheets;

8)   to determine the number of members of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9)   to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10)   to approve the Company's auditor;

11)   to determine the procedure of a general shareholders' meeting;

12)   to establish the counting commission;

13)   to determine the procedure following which the Company provides information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, including choice of a press agency in case of publication;

14)   share split and share consolidation;

15)   to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

16)   to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies", Article 79, Item 3.

17)   to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares to be additionally placed exceeds 25% of the ordinary shares previously placed;

18)   to increase the Company's charter capital through placement of additional shares through private subscription;

19)   to place issue-grade securities convertible into shares through private subscription. To place through public subscription convertible issue-grade securities which can be converted into ordinary shares exceeding 25% of the ordinary shares previously placed;

20)   to increase the Company's charter capital through increase in par value of shares;

21)   to pass a resolution to participate in holding companies, financial and industrial groups, associations and other unions of business;

22)   to approve internal documents governing the activities of the Company's bodies;

23)   other issues provided for by the law of the Russian Federation currently in force.

Issues within the terms of reference for the general shareholders' meeting cannot be delegated to the Board of Directors and Director General of the Company.

The terms of reference for the Company's Board of Directors (Supervisory Board), as determined by its Charter (constituent documents).

The terms of reference for the Board of Directors include the following issues:

1) to submit issues stipulated by the Company's Charter to a general shareholders' meeting for adopting a resolution;

2) to recommend the size of dividends to be paid to shareholders and the procedure for dividend payment;

3) to determine priority lines of the Company's activity;

4) to convene annual and extraordinary general shareholders' meetings of the Company;

5) to adopt the agenda for general shareholders' meetings;

6) to determine the date for making up the list of persons having the right to participate in a general shareholders' meeting as well as the date, venue and time of a general shareholders' meeting, informing shareholders of holding
a meeting, of the list of materials (information) to be presented to shareholders while preparing for a general shareholders' meeting, of the form and text of a ballot paper;

7) to preliminarily approve annual reports, balance sheets, profit and loss accounts of the Company;

8) to increase the Company's charter capital through placement by the Company of:

- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares to be placed additionally amounts to 25% or less of the ordinary shares placed earlier by the Company;

- additional preferred shares through public subscription;

- additional shares at the expense of the Company's property;

9) to approve reports on results of issues and purchases of the Company's shares by the Company;

10) to amend the Company's Charter after an increase in its charter capital resulting from an increase in the par value of shares;

11) to amend the Company's Charter after an increase in its charter capital resulting from the placement of additional shares;

12) placement by the Company of:

- bonds and other issue-grade securities convertible into shares if the mentioned bonds (other issue-grade securities) are placed through public subscription and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares placed earlier;

- bonds and other issue-grade securities if they are not convertible into the Company's shares under the subscription terms;

13) to determine the market value of the Company's property;

14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;

15) to dispose of shares purchased and bought back by the Company and of shares which came to the disposal of the Company due to the fact that their buyers have not fulfilled their payment obligations;

16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;

17) to appoint the Director General of the Company, to determine the size of bonuses and compensations paid to him;

18) to recommend the size of bonuses and compensations paid to the members of the Company's Auditing Committee and to determine the amount of auditor's service payment;

19) to determine ways of application of the Company's reserve, purpose-oriented and other funds;

20) to approve the Company's internal documents excluding those internal documents which, in conformity with the Federal Law "On Joint Stock Companies", are to be approved by a General shareholders' meeting, and other internal documents of the Company which, according to the Company's Charter, are to be approved by the Director General;

21) to establish branches and to open representative offices of the Company;

22) to amend the Company's Charter because of newly established branches and representative offices and their liquidation;

23) to adopt resolutions on the Company's approval of major transactions in accordance with the Federal Law "On Joint Stock Companies";

24) to adopt resolutions on the Company's approval of interested party transactions in accordance with the Federal Law "On Joint Stock Companies";

26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;

27) other issues, as provided by the law of the Russian Federation.

The terms of reference for the individual and collegial executive bodies of the Company, as provided by its Charter (constituent documents).

The terms of reference for the Director General of the Company include the following:

1) to implement resolutions of a general shareholders' meeting and the Company's Board of Directors;

2) to issue orders, instructions, decrees, directions and other acts concerning the Company's activities, which all the Company's employees are required to follow;

3) within the rights granted to him/her, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property, including conclusion of contracts on acquisition and alienation of the Company's property, loan, credit, and other agreements on behalf of the Company and in accordance with the law of the Russian Federation currently in force and the present Charter;

4) to act on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and agreements in the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property accounting for up to 25% of the book value of the Company's

assets as per the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5) *to deal with issues concerning investments in the development of enterprises and organizations;*

6) *to approve and change the Company's structure, to establish and abolish the Company's structural units, to approve the provisions on the Company's structural units;*

7) *to approve the manning table, office expenses estimates, amount and type of compensation for the Company's employees as well as Internal Labor Regulations and job descriptions for all categories of the Company's employees;*

8) *to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses as well as incentives for and sanctions against them, to pass resolutions on their material responsibility, to sign employment agreements (contracts) with employees on behalf of the Company;*

9) *to take decisions on the social development of the Company and its subsidiaries;*

10) *on behalf of the Company, to pass resolutions to raise claims and take legal actions against legal and natural persons both in the Russian Federation and abroad, as determined by the legislation.*

The Director General of the Company also has the right to pass resolutions on management of any current activities of the Company and its subsidiaries, which do not pertain to the terms of reference for the general shareholders' meeting and the Company's Board of Directors. The Director General passes resolutions on issues within his/her terms of reference independently.

For a period of his/her absence and under any other circumstances, the Director General has the right to appoint any of the Company's officials as an acting Director General.

5.2. Members of the issuer's management bodies.

Board of Directors.

Chairman:
Name: *Nikolai Petrovich ZAKHARCHENKO*
Date of birth: *1934*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Deputy Director General on Subsidiaries*

Period: **2002 – present**
Company: **none**
Position: **no positions**

Share in the issuer's charter capital: **0.0101%**
Share of the issuer's common stock: **0.0116%**
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): **none**

Members of the Board of Directors:

Name: **Sergei Alekseevich ANAN'EV**
Date of birth: **1959**
Education: **Higher professional education**

Positions within last 5 years:
Period: **2002 - present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Head of oil and gas production division "Fedorovskneft"**

Share in the issuer's charter capital: **0.0048%**
Share of the issuer's common stock: **0.0054%**
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): **none**

Name: **Vladimir Leonidovich BOGDANOV**
Date of birth: **1951**
Education: **Higher professional education, Doctor of Economics**

Positions within last 5 years:
Period: **2001 - present**
Company: **Open Joint Stock Company "Surgutneftegas"**
Position: **Director General**

Period: **2001 – October 2003**
Company: **Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"**
Position: **President**

Period: **2001 – March 2004**
Company: **Non-State Pension Fund "Surgutneftegas"**
Position: **President of the Fund**

Share in the issuer's charter capital: **0.3028%**
Share of the issuer's common stock: **0.3673%**

Shares in the issuer's companies:
no shares

Nature of kinship (if any): *none*

Name: *Alexander Nikolaevich BULANOV*
Date of birth: *1959*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Head of oil and gas production division "Surgutneft"*

Share in the issuer's charter capital: *0.0005%*
Share of the issuer's common stock: *0.0002%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Name: *Igor Nikolaevich GORBUNOV*
Date of birth: *1967*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Head of oil and gas production division "Bystrinskneft"*

Share in the issuer's charter capital: *no share*
Share of the issuer's common stock: *no share*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Name: *Vladislav Egorovich DRUCHININ*
Date of birth: *1943*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 – January 2004*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Deputy Director General on Foreign Economic Relations – Head of Foreign Economic Relations Division*

Period: *2004 – present*

Company: *none*
Position: *no positions*

Share in the issuer's charter capital: *0.0266%*
Share of the issuer's common stock: *0.0315%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Name: *Nikolai Ivanovich MATVEEV*
Date of birth: *1942*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Chief Engineer – First Deputy Director General*

Share in the issuer's charter capital: *0.0105%*
Share of the issuer's common stock: *0.0122%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Name: *Alexander Filippovich REZYAPOV*
Date of birth: *1952*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Deputy Director General on Capital Construction*

Share in the issuer's charter capital: *0.0210%*
Share of the issuer's common stock: *0.0240%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Name: *Ildus Shagalievich USMANOV*
Date of birth: *1954*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 – December 2003*
Company: *Open Joint Stock Company "Surgutneftegas"*

Position: *Chief Engineer of oil and gas production division "Nizhnesortymskneft"*

Period: *2003 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Head of oil and gas production division "Nizhnesortymskneft"*

Share in the issuer's charter capital: *0.0018%*
Share of the issuer's common stock: *0.0022%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

Executive body:
Individual executive body:
Name: *Vladimir Leonidovich BOGDANOV*
Date of birth: *1951*
Education: *Higher professional education, Doctor of Economics*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Director General*

Period: *2002 – October 2003*
Company: *Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*
Position: *President*

Period: *2002 – March 2004*
Company: *Non-State Pension Fund "Surgutneftegas"*
Position: *President of the Fund*

Share in the issuer's charter capital: *0.3028%*
Share of the issuer's common stock: *0.3673%*
Shares in the issuer's subsidiaries/dependent business companies:
no shares

Nature of kinship (if any): *none*

5.3. Remuneration, incentives and/or compensation for expenses for each management body of the issuer.

Remuneration paid to the members of the Company's Board of Directors for 2006 (RUR): *10,643,144*

Total (RUR): *10,643,144*

Remunerations are paid to the members of the Company's Board of Directors in accordance with the Company's Charter.

5.4. Structure and terms of reference for the agencies supervising the issuer's financial and business activities.

The Company's Auditing Committee is established to supervise the Company's financial and business activities. The Company's Auditing Committee consists of three members elected by a general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Committee. The Auditing Committee passes resolutions either at its meetings or through polls by a majority of its members' votes, in the order established in the Statute on Auditing Committee. A member of the Auditing Committee cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Committee conducts an annual audit (inspection) of the Company's activities. An unscheduled audit (inspection) is conducted by the Committee at any time on its own initiative, in compliance with the resolution adopted by a general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's voting shares, or in accordance with the resolution passed by the Board of Directors. As requested by the Auditing Committee, the Company's officers must timely provide the Auditing Committee with all necessary information and documents on the Company's financial and business activities. Based on its findings, the Auditing Committee prepares a report.

The Auditing Committee is entitled to require an extraordinary general shareholders' meeting to be convened, following the procedure stipulated by the Company's Charter.

To have annual financial statements audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The Company's auditor is approved by a general shareholders' meeting. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activities must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own(s) an aggregate of at least 10% of the Company's placed shares.

5.5. Members of the agencies supervising the issuer's financial and business activities.

Members:
Name: *Tatiana Nikolaevna ZHUCHKO*
Year of birth: *1952*

Education: *Secondary professional   education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *Senior Auditor, Auditing Department*

Share in the issuer's charter capital: *no share*
Share of the issuer's common stock: *no share*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none*

Name: *Valentina Panteleevna KOMAROVA*
Year of birth: *1948*
Education: *Higher professional education*

Positions within last 5 years:
Period: *2002 - present*
Company: *Open Joint Stock Company "Surgutneftegas"*
Position: *First Deputy Head of Finance Division*

Share in the issuer's charter capital: *0.0007%*
Share of the issuer's common stock: *0.0006%*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none*

Name: *Tamara Fedorovna OLEYNIK*
Year of birth: *1947*
Education: *Secondary professional education*

Positions within last 5 years:
Period: *2001 - 2002*
Company: *Surgut Commercial Bank "Surgutneftegasbank" LLC*
Position: *Back Office Head, Additional Branch No. 1*
Period: *2002 - present*
Company: *Closed Joint Stock Company "Surgutneftegasbank"*
Position: *Legal Entities Crediting Division Head*

Share in the issuer's charter capital: *no share*
Share of the issuer's common stock: *no share*
Shares in the issuer's subsidiaries/dependent business companies: *no shares*

Nature of kinship (if any): *none*

5.6. Remuneration, incentives and/or compensations for expenses for the agency supervising the issuer's financial and business activity.

Remuneration paid to the members of the Company's Auditing Committee for 2006 (RUR): *no remuneration was paid*

Total (RUR): *no remuneration was paid*

5.7. Number of the issuer's employees (workers); their education, categories, and changes in their number.

Not subject to presentation in the reporting quarter

5.8. Obligations of the issuer to its employees (workers) relating to their possible participation in the issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. The issuer's participants (shareholders) and interested party transactions conducted by the issuer.

6.1. Total number of the issuer's shareholders (participants).

Total number of shareholders (participants): *38,417*
Total number of nominee shareholders: *25*

6.2. The issuer's participants (shareholders) holding at least 5% of its charter (reserve) capital (co-op share fund) or at least 5% of its ordinary shares; participants (shareholders) of such entities who hold at least 20% of their charter (reserve) capital (co-op share fund) or at least 20% of their ordinary shares.

Shareholders (participants) holding at least 5% of the issuer's charter capital or at least 5% of its ordinary shares:

Full corporate name: *"ING BANK (EVRAZIYA) CJSC" (Closed Joint Stock Company)*
Abbreviated corporate name: *"ING BANK"*
Location: *127473, Moscow, ul. Krasnoproletarskaya, 36*
Category of registered entity: *nominee holder*
Tel.: *(495) 755 54 00*
Fax: *(495) 755 54 99*
E-mail: -
License number of securities market professional participant: *177-03728-000100*
Date of issue: *December 7, 2000*
Date of expiry: *unlimited*
Issuing authority: *Federal Commission for the Securities Market*

Number of the issuer's ordinary shares registered in the name of the said nominee holder in the shareholder register: **2,810,966,861**

6.3. Share of the state or a municipal formation in the issuer's charter (reserve) capital (co-op share fund); special rights ("golden share").

Share of the issuer's charter capital held by the state (federal authorities, constituent territories of the RF) or municipal authorities: **no share**

Special right of the RF, the constituent territories of the RF, or municipalities to participate in the administration of the issuer ("golden share"): **no such right**

6.4. Restrictions on participation in the issuer's charter (reserve) capital (co-op share fund).
No restrictions

6.5. Changes in the list and the participation of the issuer's shareholders (participants) holding at least 5% of the issuer's charter (reserve) capital (co-op share fund) or at least 5% of the issuer's ordinary shares.

No.	Record date	Full name	Abbreviated name	Share in charter capital, %	Share of ordinary stock, %
1	12.02.2002	Non-State Pension Fund "Surgutneftegas"	NPF "Surgutneftegas"	10.53	12.55
2	12.02.2002	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		20.93	16.94
3	12.02.2002	Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"	OJSC "NK "Surgutneftegas"	36.77	42.17
4	31.01.2003	Non-State Pension Fund "Surgutneftegas"	NPF "Surgutneftegas"	10.52	12.52
5	31.01.2003	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		21.21	16.72
6	02.02.2004	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		14.88	8.09
7	25.03.2005	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		15.07	8.09
8	20.03.2006	THE BANK OF NEW YORK INTERNATIONAL NOMINEES		15.67	8.69

6.6. Interested party transactions conducted by the issuer.
No such transactions

6.7. Accounts receivable.
Not subject to presentation in the reporting quarter

7. The issuer's accounting statements and other financial information.

7.1. The issuer's annual accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.2. The issuer's accounting statements for the latest reporting quarter ended.

Not subject to presentation in the reporting quarter

7.3. The issuer's consolidated accounting statements for the latest financial year ended.

Not subject to presentation in the reporting quarter

7.4. Data on the issuer's accounting policies.

In the reporting quarter there were no changes in the accounting.

7.5. Data on total export and share of export in total sales.

Not subject to presentation in the reporting quarter

7.6. Value of the issuer's real property and substantial changes in the issuer's real property after the end date of the latest financial year ended.

Total cost of the issuer's real property and value of accrued depreciation as of 31.12.2006

See Item 8.10.

Data on substantial changes in the issuer's real property during 2006.

No such changes

Data on any procurement and retirement for any reason of Issuer's movable assets with balance cost exceeding 5% of the Issuer's assets balance cost in 2006.

No such changes

Data on any substantial changes in movable assets of the Issuer in 2006.

No such changes

7.7. The issuer's participation in litigations in case such participation may substantially affect financial and business activities of the issuer.

in three years preceding the end date of the reporting quarter,
OJSC "Surgutneftegas" had no such litigations which could have
substantially affected its activities.

8. Further information on the issuer and issue-grade securities placed by the issuer.

8.1. Further information on the issuer.

8.1.1. Amount and structure of the issuer's charter (reserve) capital (co-op share fund).
Amount of the issuer's charter capital (RUR): *43,427,992,940*
Breakdown of the charter capital by categories of shares:
Ordinary shares:
      number (shares): *35,725,994,705*
      total nominal value (RUR): *35,725,994,705*
      share in the charter capital: *82.265%*
Preferred shares:
      number (shares): *7,701,998,235*
      total nominal value (RUR): *7,701,998,235*
      share in the charter capital: *17.735%*

The issuer's ADR programs.

American Depository Receipts issued to represent OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", "NASD OTC BULLETIN Board" and "Londonstockexchange". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at "Berliner Wertpapierborse", "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on the program of ADR representing the Company's ordinary registered shares, as of December 31, 2006:

Ordinary registered shares traded outside the Russian Federation in the total number of ordinary registered shares: *7.68%*
Program starting date: *December 30, 1996.*
Program participants:
1. issuer: *OJSC "Surgutneftegas";*
2. depositary bank:
- *name: **The Bank of New York;***
- *location: **101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 50 ordinary registered shares of the Company.

information on the program of ADR representing the Company's preferred registered shares, as of December 31, 2006:

Preferred registered shares traded outside the Russian Federation in the total number of preferred registered shares: *46.73%*
Program starting date: *March 1998.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***
2. depositary bank:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***
3. owners and beneficiary parties:
Program conditions sine qua non: sponsored, level I. Each American Depository Share represents 100 preferred registered shares of the Company.

8.1.2. Changes in the size of the issuer's charter capital.

There have been no changes in the size of the Issuer's charter capital within the past 5 fiscal years preceding the end date of the reporting quarter and in the reporting quarter.

8.1.3. Formation and appropriation of the reserve fund and other funds of the issuer.

The Reserve Fund was established in accordance with the legislation of the RF and the Company's constituent documents. Being equivalent to not less than 15% of the Company's charter capital, the Company's Reserve Fund is formed through compulsory annual deductions amounting to not less than 5% of the Company's net profit until the said amount is accumulated.

Accumulation and appropriation of OJSC "Surgutneftegas'" special funds
in 4Q2006

RUR '000

Fund Name	Established in 4Q2006	Appropriated in 4Q2006	Purpose of appropriation	As of December 31, 2006	
				Fund size in money terms	Fund size as percentage of the Company's charter capital, %
Reserve capital	0	0		6,514,198	15.00

8.1.4. Convening and holding a meeting (session) of the issuer's supreme management body.

A general shareholders' meeting is the supreme management body of the Company.

A notice of a general shareholders' meeting is given within the period stipulated by the Federal Law "On Joint Stock Companies" but at least 30 days before such meeting is held.

A notice of a general shareholders' meeting shall include:

the full corporate name and location of the Company;

the form of a general shareholders' meeting (a meeting or absent voting);

the date, venue and time of a general shareholders' meeting, as well as the mailing address to send filled out ballot papers to the Company; the deadline for ballot papers and mailing address to send filled out ballot papers to, in case a general shareholders' meeting is held through absent voting;

the date of compiling the list of persons entitled to participate in a general shareholders' meeting;

agenda of a general shareholders' meeting;

procedure of familiarization with the information (materials) subject to presentation to shareholders while preparing for a general shareholders' meeting, and address(es) where this information is available.

The notice of a general meeting to be held in the form of a meeting shall additionally state the registration time for participants of such general meeting.

Information on a general shareholders' meeting is published in the newspaper "Neft Priobya". The agenda of a general shareholders' meeting cannot be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings can be annual and extraordinary.

Annual general shareholders' meetings are convened by the Company's Board of Directors annually, not earlier than two months after and not later than six months after the end of the financial year and in the order provided for by the Company's Charter.

General shareholders' meetings other than annual general shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings can be convened by the Company's Board of Directors either on its own initiative or at the written request of the Auditing Committee, the Company's Auditor, or a shareholder (shareholders) holding an aggregate of at least 10% of the Company's voting shares as of the date such request is submitted. The request shall state the issues to be included in the agenda of a meeting. It shall be signed by the person (persons) demanding that an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company holding an aggregate of at least 2% of the Company's voting shares are entitled to introduce issues to the agenda of an annual general shareholders' meeting and to nominate candidates for the Company's Board of Directors and Auditing Committee, provided that the number of candidates does not exceed the number of members of the above mentioned bodies, not later than 30 days after the end of the Company's financial year.

issues are included in the agenda of a general shareholders' meeting in writing; each shall state the name(s) of the shareholder(s) proposing the issue, the number and category (type) of shares he/she holds. Nomination of candidates for the Company's Board of Directors and Auditing Committee (including self-nomination) shall be made in writing and shall state the name of the candidate (if the candidate is a shareholder of the Company), the number and category (type) of shares he/she holds, the name(s) of the shareholder(s) nominating the candidate, and the number and category (type) of shares he/she/they hold(s).

The Company's Board of Directors is obliged to consider submitted proposals and pass a resolution on whether or not to include them in the agenda of an annual general shareholders' meeting not later than 5 days after the deadline for proposals concerning the agenda and for nomination of candidates. The Board of Directors' reasoned resolution not to include any issue into the agenda or not to include any candidate in the list of candidates is to be sent to the shareholder (shareholders) who proposed that issue or nomination not later than 3 days after such decision was made.

The Company's Board of Directors determines the date, venue and time of a general shareholders' meeting, its agenda and procedure, the date of compiling the list of persons entitled to participate in a general shareholders' meeting, the order of informing shareholders about a general shareholders' meeting, list of materials (information) available for the shareholders while preparing for a general shareholders' meeting, the form and the text of a ballot paper.

In accordance with the Federal Law "On Joint Stock Companies", persons having the right to familiarize themselves with the information subject to presentation to arrange and hold a shareholders' meeting are the persons who have the right to participate in a general shareholders' meeting. The list of persons who have the right to participate in a general shareholders' meeting is compiled on the basis of the Company's shareholder register.

Familiarization with the information submitted to arrange a shareholders' meeting shall be made in compliance with Article 52 of the Federal Law "On Joint Stock Companies".

8.1.5. Commercial organizations where the issuer holds not less than 5% of the charter (reserve) capital (co-op share fund) or not less than 5% of ordinary shares.

1. Full name: *Limited Liability Company "Novgorodnefteprodukt"*
Abbreviated name: *LLC "Novgorodnefteprodukt"*
Location: *Russian Federation, Veliky Novgorod*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

2. Full name: *Limited Liability Company "Surgutmebel"*

Abbreviated name: *LLC "Surgutmebel"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

3. Full name: *Limited Liability Company Marketing Association "Pskovnefteprodukt"*
Abbreviated name: *LLC "Pskovnefteprodukt"*
Location: *Russian Federation, Pskov*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

4. Full name: *Limited Liability Company Marketing Association "Tvernefteprodukt"*
Abbreviated name: *LLC "MA "Tvernefteprodukt"*
Location: *Russian Federation, Tver*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

5. Full name: *Limited Liability Company "Investsibirstroy"*
Abbreviated name: *LLC "Investsibirstroy"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

6. Full name: *Limited Liability Company "Kaliningradnefteprodukt"*
Abbreviated name: *LLC "Kaliningradnefteprodukt"*
Location: *Russian Federation, Kaliningrad*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

7. Full name: *Limited Liability Company "Surgutneftegasburenie"*
Abbreviated name: *LLC "Surgutneftegasburenie"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

8. Full name: *Limited Liability Company "Petrochemical and Oil Refining Facilities Design Institute"*
Abbreviated name: *LLC "Lengiproneftekhim"*
Location: *Russian Federation, Saint Petersburg*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

9. Full name: *Limited Liability Company "KIRISHIAVTOSERVIS"*
Abbreviated name: *LLC "KIRISHIAVTOSERVIS"*
Location: *Russian Federation, Saint Petersburg*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

10. Full name: *Limited Liability Company "Kondaneft"*
Abbreviated name: *LLC "Kondaneft"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut*
The issuer's share in the charter capital of the commercial organization: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

11. Full name: *Closed Joint Stock Company "Media-Invest"*
Abbreviated name: *CJSC "Media-Invest"*
Location: *Russian Federation, Moscow*
The issuer's share in the charter capital of the commercial organization: *100%*
Fraction of ordinary shares of the commercial organization held by the issuer: *100%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

12. Full name: *Open Joint Stock Company "Sovkhoz "Chervishevsky"*
Abbreviated name: *OJSC "Sovkhoz "Chervishevsky"*
Location: *Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*
The issuer's share in the charter capital of the commercial organization: *94.9996%*
Fraction of ordinary shares of the commercial organization held by the issuer: *94.9996%*
Share of the commercial organization in the issuer's charter capital: *no share*

Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

13. Full name: *Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"*
Abbreviated name: *LLC "Strakhovoye Obshchestvo "Surgutneftegas"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut*
The issuer's share in the charter capital of the commercial organization: *99.97%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

14. Full name: *Limited Liability Company "Production Association "Kirishinefteorgsintez"*
Abbreviated name: *LLC "KINEF"*
Location: *Russian Federation, Leningradskaya Oblast, Kirishi*
The issuer's share in the charter capital of the commercial organization: *99.9904%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

15. Full name: *Limited Liability Company "Neft-Konsalting"*
Abbreviated name: *LLC "Neft-Konsalting"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *95%*
Share of the commercial organization in the issuer's charter capital: *0.0049%*
Fraction of the issuer's ordinary shares held by the commercial organization: *0.0030%*

16. Full name: *Closed Joint Stock Company "Surgutneftegasbank"*
Abbreviated name: *CJSC "SNGB"*
Location: *Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *94.1526%*
Fraction of ordinary shares of the commercial organization held by the issuer: *95.4371%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

17. Full name: *Limited Liability Company "Invest-Zashchita"*
Abbreviated name: *LLC "Invest-Zashchita"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *87.25%*

Share of the commercial organization in the issuer's charter capital: *0.0912%*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

18. Full name: *Open Joint Stock Company "Lennefteprodukt"*
Abbreviated name: *OJSC "Lennefteprodukt"*
Location: *Russian Federation, Saint Petersburg, Frunzensky District*
The issuer's share in the charter capital of the commercial organization: *87.19%*
Fraction of ordinary shares of the commercial organization held by the issuer: *83.85%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

19. Full name: *Limited Liability Company "Central Surgut Depositary"*
Abbreviated name: *LLC "Central Surgut Depositary"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*
The issuer's share in the charter capital of the commercial organization: *63.233%*
Share of the commercial organization in the issuer's charter capital: *0.0378%*
Fraction of the issuer's ordinary shares held by the commercial organization: *0.0446%*

20. Full name: *Open Joint Stock Company "Surgutpolimer"*
Abbreviated name: *OJSC "Surgutpolimer"*
Location: *Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, SGPZ*
The issuer's share in the charter capital of the commercial organization: *30%*
Fraction of ordinary shares of the commercial organization held by the issuer: *30%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

21. Full name: *Closed Joint Stock Company "Surgutinvestneft"*
Abbreviated name: *CJSC "Surgutinvestneft"*
Location: *Russian Federation, Tyumenskaya Oblast, Surgut*
The issuer's share in the charter capital of the commercial organization: *18.1818%*
Fraction of ordinary shares of the commercial organization held by the issuer: *18.1818%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

22. Full name: *Open Joint Stock Company "Khantymansiyskintersport"*
Abbreviated name: *OJSC "Khantymansiyskintersport"*
Location: *626200, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysk*

The issuer's share in the charter capital of the commercial organization: *10%*
Fraction of ordinary shares of the commercial organization held by the issuer: *10%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

23. Full name: *Open Joint Stock Company "Aeroport Surgut"*
Abbreviated name: *OJSC "Aeroport Surgut"*
Location: *628422, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, Airport*
The issuer's share in the charter capital of the commercial organization: *5%*
Fraction of ordinary shares of the commercial organization held by the issuer: *5%*
Share of the commercial organization in the issuer's charter capital: *no share*
Fraction of the issuer's ordinary shares held by the commercial organization: *no fraction*

8.1.6. Major transactions conducted by the issuer.

According to the 4Q2006 accounting records, the Company did not conduct any major transactions (or a group of interrelated transactions) entailing liabilities to the amount of 10% or more of the book value of the Company's assets in the reporting quarter.

8.1.7. The issuer's credit ratings.

As of the end of 4Q2006, the Company had no credit rating.

8.2. Data on each category (type) of the issuer's shares.

Category: *ordinary*
Par value of one security of the issue: *RUR 1*
Number of outstanding securities: *35,725,994,705*
Number of additional shares being placed: *no such shares*
Number of declared shares: *no such shares*
Number of shares on the issuer's balance: *no such shares*
Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: *no such shares*
Date of state registration: *June 24, 2003*
State registration number: *1-01-00155-A*

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of OJSC "Surgutneftegas":

87-1-664 as of 19.07.94;   *MF 87-1-01430 as of 30.09.96;*
1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04.2000

Shares grant shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the issuer) entitles its owner:

- to one vote when addressing issues put to the vote at a general shareholders' meeting excluding elections of members to the Company's Board of Directors (members to the Company's Board of Directors are elected through cumulative voting. In such case, each voting share of the Company accounts for the quantity of votes equal to the total quantity of members of the Company's Board of Directors. A shareholder has the right to cast all the votes carried by his/her share for one candidate or distribute them among several candidates to the Company's Board of Directors);

- to receive dividend out of the Company's net profit;

- to a share of the Company's property if the Company is dissolved;

- to demand that the Company buy out shares held by him/her in case:

the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by a general shareholders' meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not participate in voting on these issues;

the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;

- to participate in a general shareholders' meeting both in person and by proxy that can be acted by, without limitations, other shareholders of the Company as well as its officers;

- to purchase and dispose of shares held by him/her (consent of other shareholders of the Company is not required).

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money, those of the shareholders who own voting shares of the Company have the pre-emptive right over these securities in the quantity proportional to the quantity of the Company's voting shares they hold.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

Category: *preferred*
Par value of one security of the issue: *RUR 1*
Number of outstanding securities: *7,701,998,235*
Number of additional shares being placed: *no such shares*
Number of declared shares: *no such shares*
Number of shares on the issuer's balance: *no such shares*

Number of additional shares that can be placed through conversion of previously placed securities convertible into shares or by virtue of fulfillment of the issuer's option obligations: *no such shares*
Date of state registration: *June 24, 2003*
State registration number: *2-01-00155-A*

In accordance with Ordinance of the Federal Securities Market Commission of Russia No. 03-1215/r dated June 24, 2003, the additional issues of issue-grade securities of OJSC "Surgutneftegas" were consolidated to cancel the following state registration numbers assigned to the issues of preferred registered non-documentary shares of OJSC "Surgutneftegas":
87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares grant shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Company) entitles its owner:
- to receive an annual fixed dividend. The total amount paid as a dividend on each preferred share is set at the rate of 10% of the Company's net profit on the basis of the latest financial year results divided into the number of shares accounting for 25% of the Company's charter capital. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share, the dividend rate paid on the latter must be increased up to the dividend rate paid per ordinary share. The Company is not entitled to pay out preferred dividends in an order other than that stipulated by the Company's Charter;
- to vote at a general shareholders' meeting when resolutions regarding the Company's reorganization and liquidation, introduction of amendments and supplements to the Company's Charter affecting the rights and interests of preferred shareholders are adopted;
- to a share of the Company's property if the Company is dissolved;
- to participate in a general meeting of shareholders with the vote on all the issues within its terms of reference starting from the meeting following the annual general meeting of shareholders, which, irrespective of the reasons, did not adopt a resolution to pay dividends or adopted a resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in a general meeting of shareholders becomes invalid after the first full dividend payment on the shares mentioned is effected;
- to purchase and dispose of shares held by him/her (consent of other shareholders of the Company is not required);
- in case of acquisition of the voting right, to demand that the Company buy back his/her shares if:
the Company is being restructured or a major transaction is being conducted, the resolution about which is adopted by the general

shareholders meeting in compliance with the Company's Charter, if he/she voted against such resolution or transaction or did not participate in voting on these issues;
the Company's Charter is amended or approved in a new wording to restrict his/her rights if he/she voted against the corresponding resolution or did not participate in voting;
A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement between participants.

8.3. Previous issues of the issuer's issue-grade securities excluding the issuer's shares.

The Company did not issue securities other than shares.

8.4. Person(s) who offered security for bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of ensuring the performance of bond obligations.

The Company did not issue any bonds.

8.6. Organizations keeping records of rights for the issuer's issue-grade securities.

Registrar:
Full corporate name: **Closed Joint Stock Company "Surgutinvestneft"**
Abbreviated corporate name: **CJSC "Surgutinvestneft"**
Location: **Russian Federation, Tyumenskaya Oblast, the city of Surgut**

License:
License number: **No.10-000-1-00324**
Date of licensing: **24.06.2004**
Term of license: **unlimited**
Issuing authority: **Federal Financial Markets Service**

8.7. Legislative acts regulating import and export of capital, which may influence the payment of dividends, interests, and other payments to non-residents.

As of December 31, 2006, the following legislative acts regulating import and export of capital that may influence the payment of dividends or interests or other payments were in force:
RF Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";
Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";

Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";

Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";

RF Tax Code;

Federal Law No.115-FZ dated 07.08.2001 "On Countermeasures against Money Laundering and Financing of Terrorism";

Double taxation treaties between the Russian Federation and foreign nations in which holders of the Company's securities reside;

Instruction of the Central Bank of the RF No.116-I dated 07.06.2004 "On Types of Residents' and Non-Residents' Special Accounts".

8.8. Taxation of income from placed issue-grade securities of the issuer.

I. Taxation of legal entities' dividend income from placed securities.		
No.	Categories of holders of securities	
	Legal entities – tax residents of the RF	Foreign legal entities (non-residents) enjoying income from sources in the RF
1. Income from placed securities	Dividends	
2. Tax on securities income	Profit tax	
3. Tax rate	9%	15%
4. Tax payment procedure and deadlines	Taxes on dividend income are charged at the source of payment of such income and transferred to the state budget by the tax agent that has effected the payment within 10 days after the income is paid.	The tax deducted from foreign companies' income is transferred by the tax agent to the federal budget concurrently with the income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.
5. Taxation procedures for this category of security holders	The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a	Double taxation relief. International treaties of the RF require foreign organizations to provide the tax agent who pays income with a confirmation that such foreign organization has a permanent location in a country with which the RF concluded an international tax treaty (agreement) governing taxation issues. Such confirmation is to be certified by relevant authorities of that foreign state. If the foreign organization entitled to draw income furnishes such confirmation to the tax agent who pays income before the income payment date, such income is either exempt from taxes at the

	fraction of each taxpayer in the total amount of dividends.	*source or payment of taxes are withheld at the source of payment at lower rates.*
		To refund taxes withheld earlier in the RF, the foreign organization is to submit necessary documents to the taxation body at the territory where the tax agent is registered. Documents are submitted within three years after the end of the tax period during which the income was paid.
6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented), Double Taxation Treaty.*	

II. Taxation of natural persons' dividend income from placed securities.

No.	Categories of holders of securities	
	Natural persons – *tax residents of the RF*	*Natural persons* *enjoying income from sources located in the RF, who are not tax residents of the RF*
1. Income from placed securities	*Dividends*	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*9%*	*30%*
4.Tax payment procedure and deadlines	*A Russian company being the source of the taxpayer's dividend income (tax agent) is obliged to withhold the tax from the taxpayer's income and transfer the tax to the corresponding budget. The accrued tax amount is withheld from the taxpayer's income when such income is paid. Tax agents are obliged to transfer accrued and withheld tax amounts not later than on the day when the bank receives disposable funds to pay the income as well as not later than on the day when such income is transferred from tax agents' bank accounts to the taxpayers' accounts or, at the taxpayer's request, to bank accounts of third parties.*	
5. Taxation procedures for this category of security holders	*The total amount of dividend tax is calculated on the basis of the difference between the amount of dividends payable to resident shareholders and the amount of dividends received by the tax agent for the reporting period. The negative result eliminates both tax payments and refund from the state budget. The tax amount to be withheld from the income of the taxpayer-recipient of dividends is calculated on the basis of the total tax amount and a fraction of each taxpayer in the total amount of dividends.*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of the country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax or tax advance payments or within*

		one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, tax relief, offsetting, tax refund or incentives.
6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented), Article 275, Double Taxation Treaty.*	

III. Taxation of legal entities' income from sales of placed securities.

No.	**Categories of security holders**	
	Legal entities – tax residents of the RF	**Foreign legal entities (non-residents) enjoying income from sources in the RF**
1. Income from placed securities	*Revenues from sales of securities*	*Revenues from sales of shares of Russian companies whose real estate located in the RF accounts for over 50% of the company's assets.*
2. Tax on securities income	*Profit tax*	
3. Tax rate	24%	20%
4. Tax payment procedure and deadlines	*The tax payable at the end of the tax period is paid not later than on March 28 following the expired tax period. Quarterly advance payments are paid within 28 days after the respective reporting period ends. Monthly advance payments payable within the reporting period are paid not later than on the 28th day of each month of this reporting period. The taxpayers who calculate monthly advance payments ex post realized profit pay advance payments not later than on the 28th day of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.*	*The tax is calculated and withheld by the Russian company that pays income to the foreign company, every time income is paid, and is transferred by the tax agent to the federal budget at the time this income is paid either in the currency this income is paid or in the currency of the RF at the exchange rate set by the Central Bank of the RF as of the day the tax is transferred.*
5. Taxation procedures for this category of security holders		*Double taxation relief. If a foreign company before the income payment date provides the tax agent with a confirmation that it*

	has a permanent location in a country with which the RF concluded an international taxation agreement, such company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates in regard of the income which is subject to preferential tax treatment in the RF under such agreement.
6. Legislative and normative acts governing the taxation procedure for the said income	*RF Tax Code, Part 2, Chapter 25 "Corporate Profit Tax" (as amended and supplemented)*

IV. Taxation of natural persons' income from sales of placed securities.

No.	Categories of securities holders	
	Natural persons – tax residents of the RF	*Natural persons enjoying income from sources in the RF who are not tax residents of the RF*
1. Income from placed securities	*Income (loss) from sales of securities is the difference between the amount of income obtained from sales of securities and documented expenses on acquisition, sales and custody of securities, as actually incurred by the taxpayer, or property deductions accepted to lower income from such purchase and sale transaction.*	
2. Tax on securities income	*Individual income tax*	
3. Tax rate	*13%*	*30%*
4. Tax payment procedure and deadlines	*The tax agent calculates and pays the tax amount either after the tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid before the current tax period expires, the tax is paid on the basis of fraction of income equivalent to the actual amount of monetary funds being paid.*	
5. Taxation procedures for this category of securities holders	*In case the taxpayer's expenses cannot be proved by documents, such taxpayer is eligible to claim a property tax refund amounting to the sum received from the sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, the property tax refund equals to the amount received by the taxpayer from the sale of these securities. The taxpayer is granted with a property tax refund or a refund amounting to expenses actually incurred and documented either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to*	*Double taxation relief. In order to obtain tax relief, offsetting, tax refund or other tax incentives, a taxpayer shall submit to the tax authorities an official confirmation that he/she is a resident of a country with which the RF has concluded a double taxation treaty (agreement) which is in force during the respective tax period (or a part thereof) as well as a document stating that the taxpayer has drawn income and paid the tax outside the RF, that document being confirmed by the tax authorities of the relevant foreign state. Such confirmation can be submitted either before tax and advance payments or within one year after the end of the tax period based on the results of*

	the tax authorities after the tax period expires.	which the taxpayer claims tax exemption, refund or incentives.
6. Legislative and normative acts governing the taxation procedure for the said income	RF Tax Code, Part 2, Chapter 23 "Individual Income Tax" (as amended and supplemented).	

8.9. Declared (accrued) and paid dividends on the issuer's shares; the issuer's bond yield.

Category of shares: *ordinary*
Form of shares: *registered non-documentary*
Dividends on shares of this category (type):

Reporting period: *2001*
Dividends accrued per one share (RUR): *0.033*
Aggregate dividends accrued on all shares (RUR): *1,178,957,849.05*
The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *March 30, 2002*
Date and number of the minutes of the Annual General Shareholders' Meeting: *April 05, 2002, No. 13*
Period for declared dividend payment: *1 year, from June 03, 2002 till June 02, 2003*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *1,178,957,849.05*
Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2002*
Dividends accrued per one share (RUR): *0.032*
Aggregate dividends accrued on all shares (RUR): *1,143,231,831.87*
The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *March 20, 2003*
Date and number of the minutes of the Annual General Shareholders' Meeting: *March 24, 2003, No. 14*
Period for declared dividend payment: *60 days after the date the resolution on payment was passed*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *1,143,231,831.87*
Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2003*
Dividends accrued per one share (RUR): *0.14*
Aggregate dividends accrued on all shares (RUR): *5,001,639,258.70*

The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *March 20, 2004*

Date and number of the minutes of the Annual General Shareholders' Meeting: *March 22, 2004, No. 15*

Period for declared dividend payment: *from April 01, 2004 till May 19, 2004*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *5,001,639,258.70*

Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2004*

Dividends accrued per one share (RUR): *0.40*

Aggregate dividends accrued on all shares (RUR): *14,290,397,882.00*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *April 30, 2005*

Date and number of the minutes of the Annual General Shareholders' Meeting: *May 03, 2005, No. 16*

Period for declared dividend payment: *from May 16, 2005 till June 29, 2005*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *14,290,397,882.00*

Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2005*

Dividends accrued per one share (RUR): *0.80*

Aggregate dividends accrued on all shares (RUR): *28,580,795,764.00*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *May 06, 2006*

Date and number of the minutes of the Annual General Shareholders' Meeting: *May 10, 2006, No. 17*

Period for declared dividend payment: *from May 22, 2006 till July 04, 2006*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *28,580,795,764.00*

Reasons for non-payment (partial payment): *No such reasons*

Category of shares: *preferred*

Type of shares: *no type*

Form of shares: *registered non-documentary*

Dividends on shares of this category (type):

Period: *2001*

Dividends accrued per one share (RUR): *0.1*

Aggregate dividends accrued on all shares (RUR): *770,199,823.5*

The issuer's management body which   passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *March 30, 2002*

Date and number of the minutes of the Annual General Shareholders' Meeting: *April 05, 2002, No. 13*

Period for declared dividend payment: *1 year, from June 03, 2002 till June 02, 2003*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *770,199,823.5*

Reasons for non-payment (partial payment): *No such reasons*

Period: *2002*

Dividends accrued per one share (RUR): *0.096*

Aggregate dividends accrued on all shares (RUR): *739,391,830.62*

The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *March 20, 2003*

Date and number of the minutes of the Annual General Shareholders' Meeting: *March 24, 2003, No. 14*

Period for declared dividend payment: *60 days after the date the resolution on payment was passed*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *739,391,830.62*

Reasons for non-payment (partial payment): *No such reasons*

Period: *2003*

Dividends accrued per one share (RUR): *0.16*

Aggregate dividends accrued on all shares (RUR): *1,232,319,717.60*

The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *March 20, 2004*

Date and number of the minutes of the Annual General Shareholders' Meeting: *March 22, 2004, No. 15*

Period for declared dividend payment: *from April 1, 2004 till May 19, 2004*

Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*

Total dividends paid on all shares of the same category (RUR): *1,232,319,717.60*

Reasons for non-payment (partial payment): *No such reasons*

Period: *2004*

Dividends accrued per one share (RUR): *0.607*

Aggregate dividends accrued on all shares (RUR): *4,675,112,905.44*

The issuer's management body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*

Date of the Annual General Shareholders' Meeting: *April 30, 2005*

Date and number of the minutes of the Annual General Shareholders' Meeting:
May 03, 2005, No. 16
Period for declared dividend payment: *from May 16, 2005 till June 29, 2005*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *4,675,112,905.44*
Reasons for non-payment (partial payment): *No such reasons*

Reporting period: *2005*
Dividends accrued per one share (RUR): *1.05*
Aggregate dividends accrued on all shares (RUR): *8,087,098,146.75*
The issuer's administrative body which passed a resolution to pay dividends: *Annual General Shareholders' Meeting*
Date of the Annual General Shareholders' Meeting: *May 06, 2006*
Date and number of the minutes of the Annual General Shareholders' Meeting: *May 10, 2006, No. 17*
Period for declared dividend payment: *from May 22, 2006 till July 04, 2006*
Form and other terms of declared dividend payment: *monetary funds, in the order established and approved for dividend payment*
Total dividends paid on all shares of the same category (RUR): *8,087,098,146.75*
Reasons for non-payment (partial payment): *No such reasons*

OJSC "Surgutneftegas" paid dividends for the years from 2001 to 2005 in full within the periods set for dividend payments. Funds of RUR 429,287 thousand were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on a shareholder's banking details and/or mailing address she/he entered into a registered person's inquiry form to receive dividends.

8.10. Miscellaneous information.

The amounts of fractions in Charter Capitals are rounded to four decimal places.
The information in the present quarterly report is not provided since there was no annual financial reporting data as of the date this document was drawn. Such information will be disclosed in the quarterly report for 1Q2007.

